EXHIBIT 99.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2011

Dated as of March 30, 2012

P.O. Box 41, Axa Place
Suite 1660, 999 West Hastings Street
Vancouver, B. C. V6C 2W2 Canada
Phone: (604) 681-9512
Fax: (604) 688-9532

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TABLE OF CONTENTS

Page
PRELIMINARY NOTES	1
Date of Information	1
Documents Incorporated by Reference	1
Currency	1
Conversion Table	2
Cautionary Statements Regarding Forward Looking Statements	2
Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates	4
Mineral Application Process in Argentina	4
CORPORATE STRUCTURE	7
Name, Address and Incorporation	7
Intercorporate Relationships	8
GENERAL DEVELOPMENT OF THE BUSINESS	8
2011	8
2010	9
Subsequent Events	10
DESCRIPTION OF THE BUSINESS	10
General	10
Specialized Skills	10
Competitive Conditions	11
Business Cycles	11
Environmental Protection Requirements	11
Employees	11
Foreign Operations	11
Social or Environmental Policies	11
RISK FACTORS	12
CERRO MORO - PRINCIPAL PROJECT	23
Acquisition Terms	23
Summary	23
Introduction	23
Property Location	24
Geology and Mineralization	25
Exploration	26
Mineral Resource Estimation	27
Preliminary Mining Studies	28
Metallurgical Testwork Summary	32
Mineral Processing and Recovery Methods	33
Site Infrastructure	33
Environmental	35
Capital and Operating Cost Estimates	36
Economic Analysis	41
Conclusions	42
OTHER NON MATERIAL PROPERTIES	45
DIVIDENDS AND DISTRIBUTIONS	46
DESCRIPTION OF CAPITAL STRUCTURE	46
MARKET FOR SECURITIES	46
DIRECTORS AND EXECUTIVE OFFICERS	48
Name, Address and Occupation	48
CONFLICTS OF INTEREST	50
LEGAL PROCEEDINGS	50

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	50
TRANSFER AGENT	51
MATERIAL CONTRACTS	51
INTEREST OF EXPERTS	51
AUDIT COMMITTEE	52
Audit Fees, Audit-Related Tax and All Other Fees	52
ADDITIONAL INFORMATION	53

EXTORRE GOLD MINES LIMITED

PRELIMINARY NOTES

Date of Information

In this Annual Information Form (the “AIF”), unless the content otherwise requires, references to “our”, “us”, “it”, “its”, “the Company” or “Extorre” mean Extorre Gold Mines Limited and its subsidiaries. All the information contained in this AIF is as at December 31, 2011, the last day of the Company’s most recently completed financial year, unless otherwise indicated.

Documents Incorporated by Reference

Certain sections of the technical report entitled “Preliminary Economic Assessment For The Cerro Moro Gold-Silver Project, Santa Cruz Province, Argentina” (the “PEA”) is incorporated by reference into this AIF, a copy of which can be obtained online from SEDAR at www.sedar.com.  See “Cerro Moro – Principal Project”.  The PEA has an effective date of March 30, 2012 and was co-authored by Carlos Guzmán, Mining Eng, Registered Member of the Chilean Mining Commission, Bill Gosling, BSc Eng, MBA, FAusIMM, David (Ted) Coupland, BSc, DipGeoSc CFSG ASIA, MAusIMM (CP), Anthony Sanford, BSc, MBA, SACNASP Pr.Sci.Nat., Krishna Sinha, P. Eng Utah and Michael Gabora, P. Geo Ontario.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this AIF to the extent that a statement contained in this AIF or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this AIF, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Currency

All dollar amounts referenced in this AIF are expressed in Canadian dollars, unless otherwise indicated.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Canadian Dollars to U.S. Dollars	Year Ended December 31
	2011	2010	2009
Rate at end of period	$0.9833	$1.0054	$0.9555
Average rate for period	$1.0151	$0.9671	$0.8833
High for period	$1.0583	$1.0054	$0.9716
Low for period	$0.9430	$0.9278	$0.7692

The noon rate of exchange on March 30, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$ 1.0009.

Conversion Table

For ease of reference in this AIF, the following conversion factors from metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces/ton (troy/ton)	0.029

Cautionary Statements Regarding Forward Looking Statements

This AIF contains “forward looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of securities legislation in Canada and the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	risks related to the Company’s lack of operating history;
●	risks related to the Company’s lack of revenues from operations and its continued ability to fund ongoing and planned exploration and possible future mining operations;
●	risks related to the Company’s history of losses, which may continue to occur in the future;
●	risks related to the on-going credit crisis centered in the United States and Europe and the Company’s ability to raise money in the future to fund its operations;
●	risks related to its ability to successfully establish mining operations or profitably produce precious or other metals;
●	risks related to differences between US and Canadian practices for reporting mineral resources and reserves;
●	risks related to the speculative nature of resource exploitation;
●	risks related to the effect of foreign exchange regulations on operations in Argentina;
●	risks related to the absence of mineral reserves;
●	risks related to uninsured risks;
●	risks related to shortages of equipment and supplies;
●	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that any possible future development activities will result in profitable mining operations;
●	risks related to mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;
●
changes in the market price of gold and silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;

●	risks related to currency fluctuations;
●	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;
●	risks related to the Company’s primary property being located in Argentina, including political, economic, and regulatory instability;
●	uncertainty in the Company’s ability to obtain and maintain certain permits necessary for current and anticipated operations;
●	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;
●	risks related to land reclamation requirements which may be burdensome;
●	risks over the uncertainty in the Company’s ability to attract and maintain qualified management to meet the needs of anticipated growth and risks relating to its ability to manage growth effectively;
●	risks related to the Company’s held mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
●
risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;

●	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
●	the volatility of the Company’s common share price and volume;
●	tax consequences to United States shareholders; and
●	risks relating to potential claims by indigenous people over the Company’s mineral properties.

The above list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and environmental authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Mineral Application Process in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in Canada and the United States. According to Argentine Political State Organisation, the minerals are owned by the provinces where they are located, which grant the exploration permits and mine concessions to the applicants. However, the Argentinean Federal Government is entitled to enact the National Mining Code, which is applicable to the whole country, while the provinces have the power to regulate the procedural aspects of the Mining Code through each Provincial Mining Procedure Code and to organize the concession and enforcement authorities.

In general, a similar concept applies to the environmental aspects related to mining activities. Although the Mining Code includes a chapter that regulates the main aspects of environmental regulations, provinces are the enforcement authorities. Furthermore, in application of Section 121 and Section 41 of the Argentine Constitution, many provinces have also enacted additional environmental laws, which directly or indirectly are applicable to mining activities.

The Mining Code

The rights, obligations, and procedures for the acquisition, exploration, exploitation, and use of mineral substances in Argentina are regulated by the Mining Code. The Mining Code establishes three classes of minerals, two of which are: (i) the main metalliferous substances such as gold, silver, copper, and lead whose ownership is vested in the provincial government, which in turn grants exploitation concessions to private companies; and (ii) the other metalliferous substances, which include earthy minerals and industrial minerals that belong to the land owner. Except for minerals contained in this last category, mineral rights in Argentina are separate rights from surface ownership rights. Creek bed and placer deposits, as well as abandoned tailings and mine waste rock deposits, are included in the latter mineral class.

Description of “Exploration” and “Mining” Permits

There is no actual ground staking of mineral claims for securing mineral rights in Argentina. Mineral rights are acquired by application to the government for concessions to seek, own and sell minerals located within a specified parcel of land. Generally, all persons or entities qualified to acquire and possess real estate can obtain mineral rights. The levels of mineral rights and titles are described below:

Cateo

A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for exploitation of minerals discovered in the same area. Cateos are measured in 500 hectare unit areas. A cateo cannot exceed 20 units (10,000 hectares). No person may hold more than 20 permits or 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 hectares) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 hectares) must be relinquished. At 700 days, 50% of the area remaining must be relinquished. Extensions may be granted to allow for bad weather, difficult access, or similar issues. Cateos are identified by a file number or dossier number.

Cateos are awarded by the following process:

(i)	an application is made in respect of a designated area, describing a minimum work program and an estimation of the investment to be made and a schedule for exploration;

(ii)	approval is granted by the province and a formal placement on the official map or graphic register is made provided the requested area is not superseded by a previous mining right;

(iii)	publication of the claim is made in the provincial official bulletin so as to notify third parties of the claim; and

(iv)	upon expiry of a period following publication in the official bulletin, the cateo is awarded.

The length of this process varies depending on the province, and often takes up to two years. Applications are processed on a first-come, first-served, basis. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the area of the cateo without its prior consent.

Until August 1995, a “canon fee”, or tax, of AR$400 per unit was payable upon the awarding of a cateo. An amendment to this law requires that a canon fee be paid upon application for the cateo. The canon fee for the cateo is paid once for the whole duration of the exploration permit.

Mina

Minas (Manifestos de Descubrimiento) are mining concessions which permit mining on a commercial basis. Although the previous granting of a cateo is not a pre-condition for the granting of a mina, the most common way to acquire a mina would be by discovering a mine as a consequence of an exploration process under the awarding of a cateo. The area of a mina is measured in claims (“pertenencias”). Each mina may consist of one or more claim (pertenencias). “Vein mineral claim (pertenencias)” are 6 hectares and “Disseminated mineral claim (pertenencias)” are 100 hectares (relating to disseminated deposits of metals rather than discrete veins). The mining law determines the number of claim (pertenencias) allowed to cover the geologic extent of the mineral deposit in question according to the applicant category (company or person). Once granted, minas have an indefinite term assuming the requirements of law and exploration development or mining is in progress.

To convert an exploration concession, or cateo, to a mining concession, or mina, a declaration of manifestation of discovery must be made wherein a point within a cateo must be nominated as a discovery point. The manifestation of discovery is used as a basis for location of the claims (pertenencias). Manifestations of discovery do not have a definite area until pertenencias are measured. Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the ore body.

Following a publication and opposition period and approval by the province, a formal survey of the pertenencias, together forming the mina, is completed. A surveyed mina provides the highest degree of mineral rights in Argentina.

The application to the mining authority must include official cartographic coordinates of the mine location and of the reconnaissance area, and a sample of the mineral discovered. The reconnaissance area, which may be as much as twice the surface area projection of the mine, is intended to allow for the geological extent of the ore body and for site layout and development. Excess area is released once the survey plans are approved by the mining authority.

Once the application for a mine has been submitted, the holder of the mining concession may commence the mining operation. Any person opposed to the mine operation, whether a holder of an overlapping cateo, a land owner disputing the existence of the ore deposit or the class of the economic mineral, or a partner in the discovery who claims to have been neglected, must register his opposition to the operation with the mining authority.

New mining concessions may also be awarded for mines that were abandoned or for which their original mining concessions were declared to have expired. In such cases, the first person claiming an interest in the property will have priority. A new mining concession will be awarded for the mine in the condition left by the previous holder.

The titleholder of a mine must fulfill three conditions as part of its mining concession in order to maintain its title to the mining concession in good standing: (i) payment of mining canons; (ii) provision of minimum investment; and (iii) continuous mining activity (if the mine is shut down for more than four years, the mining authority may demand the mine to be reactivated and a new investment plan be submitted).

Mining canons are paid to the state (national or provincial) under which the mining concession is registered, and are paid in equal instalments twice yearly. The canon is set by national law according to the category of the mine. In general, the canon due per year is AR$80 per 6 hectare pertenencia for common ore bodies held by the mining concession, or AR$800 per 100 hectares pertenencia for disseminated ore bodies. Failure to comply with this obligation for fourteen months results in the cancellation of the mining right. However, the titleholder can recover the mining right during 45 days after being notified by the mining authority, by paying the due canon plus 20% charge as a fine. The discoverer of the mine is exempt from paying canons for three years from the date on which formal title was awarded to the mine.

The holder of the mining concession must also commit to investing in the fixed assets of the property to a minimum of at least 300 times the value of the annual mining canon, over a period of five years. In the first two years, 20% of the total required investment must be made in each year. For the final three years, the remaining 60% of the total required investment may be distributed in any other manner to the discretion of the concessionaire. The mining concession expires if the minimum required investment schedule is not met. If the exploration or exploitation works at the mine are suspended for more than four years in a row, the mining authority can require the holder of the concession to prepare and undertake a plan to activate or reactivate work. Failure to file such reactivation plan within six months results in the cancellation of the mining right. Such work must be completed on the property within a maximum period of five years.

Environmental Regulation

Argentina’s Mining Code contains environmental provisions which are administered by each Province. Operators are liable for environmental damage. Before initiating operations, mining companies must prepare and submit an environmental impact report to the Provincial regulators. This report outlines the proposed operations and methods and what measures will be taken to minimize the impact on the environment. Updates which detail the status of operations and results are required. If the regulators determine the protection measures to be inadequate or insufficient, additional environmental protection measures may be required, and violators may be forced to cease operations and rectify any damage.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on December 21, 2009 under the Canada Business Corporations Act as 7300492 Canada Inc. and changed its name to Extorre Gold Mines Limited on February 5, 2010.

On March 24, 2010, pursuant to a Plan of Arrangement (the “Arrangement”) conducted by Exeter Resource Corporation (“Exeter”) under the Business Corporations Act (British Columbia), Exeter transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”) together with cash and working capital balances of approximately $25 million to Extorre. Estelar and Cognito hold the former Argentine assets of Exeter, which included interests in a number of precious and base metal projects, the Cerro Moro property (“Cerro Moro” or the “Cerro Moro Project” or the “Project”), the Don Sixto property, the Estelar properties and the MRP properties.

The head office of the Company is located at Suite 1660-999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. The address for service and the registered and records office of the Company is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia V6C 2B5.

Intercorporate Relationships

As of the effective date of this AIF, the Company has two wholly-owned subsidiaries: Estelar and Cognito. Estelar and Cognito are incorporated in the British Virgin Islands and are registered to conduct the Company’s business in Argentina.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is engaged in the business of acquisition, exploration and development of mineral properties located in Argentina; its business development over the last two years is described in the following paragraphs. Unless otherwise noted in this AIF, Eric Roth, President and Chief Executive Officer of the Company and a Fellow of the AusIMM, a qualified person under NI 43-101, is responsible for the preparation of scientific or technical information in this AIF.

2011

During the first quarter, the Company continued to explore at the Cerro Moro Project with four drill rigs. The exploration drilling at Cerro Moro was focused on both the evaluation of new exploration targets as well as infill drilling on the Escondida and Gabriela veins. Initial drill programs were also completed on the Union Dome and Falcon targets, which lie within the Bahia Laura (Fomicruz Joint Venture) and Santa Cruz Regional tenements, respectively. The Company also listed on the NYSE Amex stock exchange under the trading symbol “XG”.

During the second quarter, Extorre announced the discovery of high grade gold-silver mineralization in the Zoe sector at Cerro Moro. Concurrent with the discovery of Zoe, an accelerated drill program was initiated with the arrival of two additional drill rigs. An updated mineral resource estimate for the Cerro Moro Project, which included the results of drilling completed up until February, 2011 (and therefore excluding Zoe), was prepared in April, 2011. The updated mineral resource statement included an indicated category resource of 927,000 ounces gold equivalent* and inferred category resource of 396,000 gold ounces equivalent. In May 2011, Extorre received approval from Santa Cruz Provincial authorities for the Environmental Impact Assessment (“EIA”) that had been submitted in September, 2010, for the development of a 750 tonne per day mining operation at Cerro Moro. Discovery drilling on the Santa Cruz Regional tenements led to the discovery of the Renaldo prospect on the Puntudo property, which is located 200 kilometres west of Cerro Moro. In June 2011, mine development-related studies continued at Cerro Moro, including additional metallurgical testwork,

On July 12, 2011, the Company completed a bought deal equity financing in which it sold 2,400,000 common shares at a price of $10.50 per share to raise gross proceeds of $25.2 million. The Company paid the underwriters a cash fee in an amount equal to six percent (6.0%) of the gross proceeds received from the offering and also issued 120,000 broker warrants which are exercisable to acquire up to 120,000 common shares of the Company at an exercise price of $11.15 per common share for a period of 12 months from closing.

* The gold equivalent ounces are calculated by dividing the total silver ounces by 50 and adding this value to the total gold ounces.

Extorre continued to release positive drill results from Zoe that extended the zone of high-grade mineralization. Drilling and assaying continued to be undertaken at an accelerated rate with six drill rigs operating at Cerro Moro. Mineral resource definition drilling was nearly completed in preparation for an updated mineral resource estimate in the fourth quarter. The Company also released positive initial drill results from the Puntudo property.

Early in the fourth quarter, the Company received final assays from the Zoe discovery for incorporation in an updated mineral resource estimate. On October 13, 2011, Extorre announced the appointment of key development personnel Trevor Mulroney (Chief Operating Officer) and Alberto Carlocchia (Country Manager – Argentina). On October 26, 2011, the Argentine government announced new foreign currency transfer regulations that created uncertainty in the market. Extorre responded publically to these new regulations on October 26, 2011. On November 3, 2011 Extorre announced an updated mineral resource estimate for Cerro Moro undertaken by Cube Consulting Pty. Ltd. (“Cube”) which incorporated maiden contributions from the Martina, Carla, Nini & Zoe veins. The updated mineral resource statement included an indicated mineral resource category of 1.35 million ounces gold equivalent*, and an inferred mineral resource category of 1.05 million ounces gold equivalent*. Further positive assays were released from the Zoe vein near year end. Concurrent with the release of the updated mineral resource statement, the number of drill rigs at Cerro Moro was reduced from 6 to 4. By year-end, a total of 73,900 m of drilling in 389 drill holes had been completed on the central portion of the Cerro Moro tenements.

2010

During the first quarter Exeter and Extorre announced that they had completed the Arrangement.

During the second quarter, the Company released an updated mineral resource estimate and technical report dated May 31, 2010 prepared by an independent qualified person for the Cerro Moro Project.

Ongoing drilling and engineering studies on the Cerro Moro Project continued through the second quarter.

Due to a significant assay backlog, with some 4,000 sample results awaited, Extorre entered into a contract for the installation and management of a dedicated on-site sample preparation facility at Cerro Moro, to be managed by an independent, accredited geochemical contractor.

During the third quarter the Company presented its EIA for the proposed Cerro Moro mine development to the Santa Cruz Provincial authorities. Separately, an addendum to the existing exploration permits requesting permission for the construction of a decline at Escondida Far West was prepared and submitted to the Santa Cruz Minister of Mines.

On August 3, 2010 the Company reported a new high grade gold zone on the Martina zone at the Cerro Moro Project and results from the Escondida Far West and Carla zones where drilling defined high grade mineralization.

Drilling, assaying and engineering studies continued on an accelerated basis including undertaking a preliminary economic assessment for Cerro Morro. Consequently, the Company’s staff continued increasing.

* The gold equivalent ounces are calculated by dividing the total silver ounces by 50 and adding this value to the total gold ounces.

On September 28, 2010, the Company completed a bought deal equity financing in which it sold 9,100,000 common shares at a price of $4.45 per share to raise gross proceeds of $40.5 million. The Company paid the underwriters a cash fee in an amount equal to six percent (6.0%) of the gross proceeds received from the offering and also issued 455,000 broker warrants which are exercisable to acquire up to 455,000 common shares of the Company at an exercise price of $5.00 per common share for a period of 12 months from closing.

Exploration activities continued at Cerro Moro with four drill rigs active on site. Drilling activities were primarily focused on i) the discovery of new mineral resources and ii) infill drilling on the Loma Escondida and Gabriela veins.

On October 19, 2010, the Company released the results of the preliminary economic assessment on the Cerro Moro Project. Drill activities were initiated on the Verde and Falcon (Calandria) properties. These properties form part of the CVSA agreement that was originally signed in December 2003 (see “Cerro Moro Principal Project”).

Subsequent Events

On March 30, 2012, the Company filed the PEA on SEDAR at www.sedar.com.

On March 16, 2012, the Company closed a bought deal private placement financing and sold 3,530,000 common shares of the Company at a price of $7.10 per share for gross proceeds of $25.1 million. The underwriter received a cash commission of 5% of the gross proceeds raised. The common shares issued with respect to the financing are subject to a four month hold period.

DESCRIPTION OF THE BUSINESS

General

The Company is a mineral resource exploration company. The Company’s principal property is the Cerro Moro property in Southern Argentina.

The Company is in the exploration stage of its corporate development; it owns no producing properties and, consequently has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of the Company are primarily funded by equity subscriptions.

The progress on and results of work programs on the Company’s principal property is set out in the Principal Project section of this AIF. At this time, based on the exploration results to-date, the Company cannot project significant mineral production from any of its existing properties.

Specialized Skills

The Company’s business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, and compliance. To date, the Company has been able to locate and retain such professionals in Canada and Argentina, and believes it will be able to continue to do so.

Competitive Conditions

The Company operates in a very competitive industry, and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

Late in 2008 the credit crisis in the United States sent many economies, including the Canadian economy, into a recession. Since then, some markets have recovered and others have worsened (most notably some member States of the European Economic Union) and the commodity markets have remained volatile. The gold market, late in 2010, made significant gains in terms of US dollars but remained volatile throughout 2011 and suffered declines through the latter part of the year.

In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by political developments and seasonal and irregular weather conditions in Argentina.

Environmental Protection Requirements

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers, contractors and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the viability or profitability of operations.

Employees

As of December 31, 2011, and the date hereof, the Company has two employees in Canada, and approximately 123 employees in Argentina. The Company relies on and engages consultants on a contract basis to provide services, management and personnel who assist the Company to carry on its administrative or exploration activities in Canada and Argentina.

Foreign Operations

Mineral exploration and mining activities in Argentina may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social or Environmental Policies

In March 2010, the Company adopted its “Environment and Corporate Social Responsibility Principles and Policies” which sets out the principles that all directors, management and employees are required to adhere to while conducting Company business. The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information; (iv) contribute to community development; (v) upholding Human Rights; (vi) safeguarding the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) the commitment to ethical business practices.

RISK FACTORS

Properties in which the Company has or is acquiring an interest, are all currently at the exploration stage. The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:

Risks Associated with Our Operations and Mineral Exploration

We operate in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on our operations.

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Any one or a combination of these factors may result in the Company not receiving an adequate return on our investment capital.

We have no declared mineral reserves and no economic reserves may exist on our properties, which could have a negative effect on our operations and valuation.

Despite exploration work on our mineral claims, no mineral reserves have been established on any of our mineral properties. We may expend substantial funds in exploring some of our properties only to abandon them and lose our entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. We are an exploration and development stage company with no history of pre-tax profit and no income from our operations. There can be no assurance that our operations will be profitable in the future. There is no certainty that the expenditures to be made by us in the exploration and development of our properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If we are unsuccessful in our exploration and development efforts, we may be forced to acquire additional projects or cease operations.

Preliminary economic assessment results are based on many factors that are subject to uncertainty and risks.

Preliminary economic assessments are used to estimate the economic viability of a deposit. The economic assessment results of the preliminary economic assessment are preliminary and do not  reflect the same level of certainty as a definitive feasibility study.  Generally accepted levels of confidence are plus or minus 35-40% for a preliminary economic assessment. The level reflects the level of confidence that exists at the time the study is completed. While a preliminary economic assessment is based on the best information available to us, we cannot be certain that actual costs will not significantly exceed the estimated cost. While we incorporate what we believe is an appropriate contingency factor in cost estimates to account for this uncertainty, there can be no assurance that the contingency factor is adequate. Many factors are involved in the determination of the economic viability of a mineral deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and estimates of future metal prices. Resource estimates are based on the assay results of many intervals from many drill holes and the interpolation of those results between holes. Mineral reserve estimates may be materially affected by metallurgical, environmental, permitting, legal title, socio-economic factors, marketing, political and other factors. There is no certainty that metallurgical recoveries obtained in bench scale or pilot plant scale tests will be achieved in commercial operations. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, ground and mining conditions, expected recovery rates of the metals from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties, and as a result, we cannot give any assurance that our preliminary economic assessment results will not be subject to change and revisions. If a mine is developed, actual operating results may differ from those anticipated in a feasibility study, pre-feasibility study or preliminary economic assessment.

We conduct mineral exploration in foreign countries which have special risks which could have a negative effect on our operations and valuation.

Our exploration and development operations are located in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital which will be required to explore and/or develop any of our mineral properties. For example, official government estimates of inflation in Argentina for 2011 are around 14%, however, unofficial estimates place this figure at closer to 25 - 30%.  Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: foreign exchange controls, changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. For example, on June 20, 2007, legislation was passed by the Provincial government, in Mendoza, Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals in the province, affecting all mining companies that use such extraction techniques, and effectively putting our Don Sixto project on hold. As a result of these regulations, the Company has written off its investment in Don Sixto. On February 28, 2011 the Argentine President enacted Decree 207/2011 which regulates Law 26,639 (the Law on Minimum Standards for the Protection of Glaciers and the Peri-glacial Environment). Decree 207/2011 has only regulated 4 out of the 17 sections of Law 26,639. The general outlines established by the Decree establish the specific objectives of the National Glacier Inventory, define the Strategic Environmental Evaluation as the systematic process of study of the environmental impact of the policies, plans or programs and their alternatives, including the preparation of a written report and the evaluation conclusions as well as their use in the public decision proceedings and appoints the Environment and Sustainable Development Secretariat of Chief Ministry as the application authority of Law 26,639. In addition, indigenous and community organizations can impact government mining regulations resulting in additional uncertainty. The presence or persistence of any of these conditions could have a negative effect on our operations and could lead to us being unable to exploit, or losing outright, our rights.  This would have a negative impact on the Company and the value of our securities.

On October 26, 2011 the Federal Government of Argentina announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas.  The distribution of earnings back overseas would require the Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentine oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. A preliminary analysis of the new decree by Extorre legal counsel in Buenos Aires indicates that this does not change the current regulations that allow, subject to the Argentinean central bank rules, the unlimited purchase and transfer of foreign currency to offshore destinations in consideration for debt repayment  facilities or approved and budgeted dividend payments.

Argentina’s economy has a history of instability and future instability and uncertainty could negatively affect our ability to operate in the country.

Since 1995, Argentina’s economy has suffered periods of instability, which include high inflation, capital flight, default on international debts and high government budget deficits. Results of these problems included domestic disturbances and riots, government resignations and instability in the currency and banking system. Official government estimates of inflation in Argentina in 2011 are 14%, however, unofficial estimates place this figure at closer to 25 - 30%. Such disorder in the future, including significant increases in the rate of inflation, could make it difficult or impossible for us to operate effectively in the country and require us to reduce or suspend our operations in Argentina.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mineral exploration and, if warranted, development operations. The Argentine Government has introduced measures requiring local sourcing of equipment and supplies wherever possible. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out its operations and therefore limit or increase the cost of production.

Mining and resource exploration is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on its business and plans.

Mining and mineral exploration involves various types of risks and hazards, including:

●	environmental hazards;
●	power outages;

●	metallurgical and other processing problems;
●	unusual or unexpected geological formations;
●	personal injury, flooding, fire, explosions, cave-ins, landslides and rock-bursts;
●	inability to obtain suitable or adequate machinery, equipment, or labour;
●	metals losses;
●	fluctuations in exploration, development and production costs;
●	labour disputes;
●	unanticipated variations in grade;
●	mechanical equipment failure; and
●	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, may be prohibitively expensive. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

The figures for our resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource estimates presented in this AIF and in our filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our internal geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineral resources and grades of mineralization on our properties.

Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that:

●	these estimates will be accurate;
●	resource or other mineralization estimates will be accurate; or
●	this mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

Because we have not completed feasibility studies on our properties and have not commenced actual production, mineralization estimates, including resource estimates, for our properties may require adjustments or downward revisions. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by our estimates and drill results. Minerals recovered in small scale tests may not be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates contained in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver or other commodities may render portions of our mineralization and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability determinations we reach. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on its share price and the value of our properties.

Land reclamation requirements for our properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

●	control dispersion of potentially deleterious effluents;
●	treat ground and surface water to drinking water standards; and
●	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with its potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Changes in the market price of gold, silver and other metals, which in the past has fluctuated widely, will affect the profitability of our operations and financial condition.

Our long-term viability and future profitability depend, in large part, upon the market price of gold, silver and other metals and minerals. The market price of gold, silver and other metals is volatile and is impacted by numerous factors beyond our control, including:

●	expectations with respect to the rate of inflation;
●	the relative strength of the US dollar and certain other currencies;
●	interest rates;
●	global or regional political or economic conditions;
●	supply and demand for jewellery and industrial products containing metals;
●	sales by central banks and other holders, speculators and producers of gold, silver and other metals in response to any of the above factors; and
●	any executive order curtailing the production or sale of gold or silver.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold, silver, and other metals could affect the commercial viability of our properties and our anticipated development of such properties in the future.  Lower gold prices could also adversely affect our ability to finance exploration and development of our properties.

Fluctuations in the availability and costs of labour could negatively affect our operations and financial condition.

Employees at our various projects may be a mix of union and non-union workers. At the present time a sufficient supply of qualified workers is available for our current operations at our projects. The continuation of such supply depends upon a number of factors, including principally, the demand occasioned by other competing companies. There can be no assurance that we will continue to be able to retain or attract qualified employees. There is a risk that increased labour costs and labour litigation risks could have a material adverse effect on our operating costs.

Our operations contain significant uninsured risks which could negatively impact future profitability as we maintain no insurance against our operations.

Our exploration and development of our mineral properties contains certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against these risks. Should events such as these arise, they could reduce or eliminate our assets and shareholder equity as well as result in increased costs and a decline in the value of our securities. We expect to maintain only general liability and director and officer insurance but no insurance against our properties or operations. We may decide to take out this insurance in the future if it is available at economically viable rates.

We have not surveyed any of our properties, have no guarantee of clear title to our mineral properties and we could lose title and ownership of our properties which would have a negative effect on our operations and valuation.

Only a preliminary legal survey of the boundaries of some of our properties has been done and, therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is disputed, we will have to defend our ownership through the courts. In the event of an adverse judgment, we would lose our property rights.

The natural resource industry is highly competitive, which could restrict our growth.

We compete with other exploration resource companies which have similar operations, and many competitors have operations, financial resources and industry experience greater than ours. This may place us at a disadvantage in acquiring, exploring and developing properties. These other companies could outbid us for potential projects or produce minerals at lower costs which would have a negative effect on our operations.

Mineral operations are subject to market forces outside of our control which could negatively impact our operations.

The marketability of minerals is affected by numerous factors beyond our control including market fluctuations, foreign exchange controls, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand. One or more of these risk elements could have an impact on the costs of our operations and if significant enough, reduce the profitability of our operations and threaten our continuation.

We are subject to substantial environmental and permitting requirements which could cause a restriction, suspension or abandonment of our operations.

Our current and anticipated future operations require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. Our exploration activities in Argentina are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal and toxic substances. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require us to obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which we may require for future exploration or possible future development will be obtainable at all or on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to us or our properties. This could have a negative effect on our exploration activities or our ability to develop our properties.

We are also subject to environmental regulations which require us to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Argentina, prior to conducting operations, miners must submit an environmental impact assessment to the provincial government, describing the proposed operation and the methods to be used to prevent environmental damage. The Company submitted this report for the potential development of a 750 tonnes per mining mine at Cerro Moro to the provincial authorities in Argentina in September 2010 and received approval of the report in May 2011. Additional approvals for revisions or updates to the environmental impact assessment are still required for proposed development at Cerro Moro. Approval must be received from the applicable bureau and/or department, which will also conduct ongoing monitoring of operations before exploration can begin. In addition, landowners must consent to any access and work within their property. While to date we have been able to secure necessary access agreements from landowners in areas where our properties are located, if in the future a landowner believes that our activities are producing environmental damage, the landowner could apply to the courts seeking damages or requesting an injunction or suspension of our activities.

On June 20, 2007, legislation was passed by the Provincial government, in Mendoza Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals in the province. The legislation effectively puts our Don Sixto project on hold, unless the government amends the law or our lawsuit to have the law declared unconstitutional is successful.

As we are presently at the exploration and development stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will likely require us to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

We depend upon key management employees, the absence of which would have a negative effect on our operations.

We depend on the business and technical expertise of our management and key personnel. It is unlikely that this dependence will decrease in the near term. As our operations expand, additional general management resources will be required. We may not be able to attract and retain additional qualified personnel and this would have a negative effect on our operations. We maintain no “key man” life insurance on any members of our management or directors.

Certain of our officers and directors may have conflicts of interest, which could have a negative effect on our operations.

Certain of our directors and officers are also directors and/or officers and/or shareholders of other natural resource companies. While we are engaged in the business of exploring for and exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of our board of directors, any director in a conflict must disclose his interest and abstain from voting on the matter. In determining whether or not we will participate in any project or opportunity, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time.

Financing Risks

We have a history of losses and a limited operating history. We will require additional equity financings, which will cause dilution to existing shareholders.

We have limited operating history and have limited financial resources and no operating cash flow. As of the end of December 31, 2011, our historical net loss under International financial reporting standards totalled $163,362,000. Continued exploration efforts will require additional capital to maintain and to expand exploration on our principal exploration properties. Additionally, if we decide to proceed with a feasibility study on any of our primary properties, substantial additional funds will be required to complete the study as well as to complete the acquisition of the projects held under option agreements. Late in fiscal year 2008, resulting from the on-going credit crisis centered in the United States, many economies including that of Canada went into a recession. The US and Canadian economies have shown some signs of recovery but in the meantime the economies and credit ratings of many member States in the European Economic Union have worsened considerably. These developments impacted investor confidence and reduced the availability of risk capital and project financing. If we are unable to obtain sufficient financing in the future, we might have to dramatically slow exploration and development efforts and/or lose control of our projects. If equity financings are required, then such financings could result in significant dilution to existing or prospective shareholders.

We have a lack of cash flow sufficient to sustain operations and do not expect to begin receiving operating revenue in the foreseeable future.

None of our properties have advanced to the commercial production stage and we have no history of earnings or cash flow from operations. Although all persons who will be involved in the management of the Company have had long experience in their respective fields of specialization, we have no operating history upon which prospective investors can evaluate our performance.  We have paid no dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future.  Any future additional equity financing would cause dilution to current shareholders. If we do not have sufficient capital for our operations, management would be forced to reduce or discontinue our activities, which would have a negative effect on the value of our securities.

We operate in Argentina and are subject to currency fluctuations which could have a negative effect on our operating results.

Our operations are located in Argentina which makes us subject to foreign currency fluctuation as our accounts will be maintained in Canadian dollars while certain expenses will be enumerated in US dollars, Australian dollars and the local currency. Such fluctuations may adversely affect our financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, we may suffer losses due to adverse foreign currency fluctuations.

Global financial conditions may adversely impact operations and the value and price of our common shares.

Global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact our ability to obtain equity or debt financing in the future and, if obtained, on terms favourable to us. If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the value and the price of our common shares could be adversely affected.

Risks Relating to our Common Shares

The market for our common shares is subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell our common shares.

The market for our common shares may be highly volatile for reasons both related to our performance or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to us or our industry such as economic recessions and changes to legislation in the countries in which we operate. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in changes in demand for the mineral and an attendant change in the price for the mineral. Since our listing on the Toronto Stock Exchange, the price of our common shares has fluctuated between $2.04 and $14.57 on the TSX and $4.23 and $15.42 on the NYSE Amex. Our common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding our business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years, the securities markets in the US and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as Extorre, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, our common shares can also be subject to volatility resulting from purely market forces over which we will have no control such as that experienced recently resulting from the on-going credit crisis centered in the United States. Further, despite the existence of a market for trading our common shares in Canada and the United States, our shareholders may be unable to sell significant quantities of our common shares in the public trading markets without a significant reduction in the price of the stock.

The Company could be deemed a passive foreign investment company which could have negative consequences for US investors.

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the US tax code. If the Company is declared a PFIC, then owners of the Company’s common shares who are US taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s common shares. A US taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

Differences in United States and Canadian reporting of reserves and resources.

The disclosure in this AIF, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Further, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

US security holders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against the Company in the United States. The Company is a corporation incorporated in British Columbia under the Business Corporations Act. A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the US. Consequently, it may be difficult for US investors to effect service of process in the US upon those directors or officers who are not residents of the US, or to realize in the US upon judgments of US courts predicated upon civil liabilities under US securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the United States Securities Act of 1933, as amended.

Increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE Amex Equities and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the common shares. These rules and regulations have made it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the US Exchange Act pursuant to Rule 3a12-3 of the US Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

CERRO MORRO - PRINCIPAL PROJECT

Acquisition Terms

Pursuant to an agreement dated December 30, 2003 Estelar, a wholly-owned subsidiary of Extorre, secured the right to acquire a 100% interest in the Cerro Moro Project by paying US$ 100,000 to Cerro Vanguardia Sociedad Anonima (“CVSA”) and incurring US$ 3 million in expenditures, including the completion of 8,000 metres of drilling. The interest is subject to a 2% net smelter royalty in favour of CVSA.  Estelar exercised its right to acquire the properties in 2007.

On March 3, 2009, Estelar announced that it had entered into a definitive agreement (the “Fomicruz Agreement”) with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the Government of Santa Cruz Province, Argentina, over ten Fomicruz concessions located adjacent to the Cerro Moro Project.  The Fomicruz Agreement sets out the key terms for Fomicruz’s participation in the future development of the Cerro Moro Project, and provides access to Fomicruz’s significant landholding adjacent to the Cerro Moro Project.  By spending a total of US$ 10 million on exploration expenditures on the concessions the Company would acquire an 80% interest in the Fomicruz properties.  In addition, Fomicruz will acquire a 5% participating interest in the Cerro Moro Project following the granting of all the required exploitation concessions and permits to commence mining.  Estelar will finance and manage all exploration and development costs of the Cerro Moro Project and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50 percent of its share of net revenue from future operations.  As of the effective date of this AIF, neither Estelar nor Fomicruz had satisfied the requirements to earn an interest in the other’s property.

Summary

The following information on the Cerro Moro Project is based on the Summary section of the PEA which is excerpted from Sections 4 to 25 of the PEA which sections are specifically incorporated by reference into this AIF.  A copy of the PEA may be reviewed under the Company’s profile on the SEDAR website at www.sedar.com.

NCL Ingeniería y Construcción Ltda. (“NCL”) was responsible for the compilation of information and preparation of the PEA. Significant contributions were also received from Cube (Geology and Mineral Resource Estimates), GR Engineering Services Limited (Metallurgy and Process Plant Design), and Ausenco Vector (“Ausenco”; Environmental, Hydrology, and Tailings Storage Facility) all of whom are qualified persons under NI 43-101.  Mr. Eric Roth is the QP responsible for reviewing the technical disclosure contained in this section.

Readers are directed to review the PEA which qualifies the following disclosure.  The following summary is not exhaustive.  The PEA is intended to be read as a whole, and sections should not be read or relied upon out of context.  The PEA contains the expression of the professional opinions of a “qualified person” as defined under NI 43-101 based upon information available at the time of preparation of the PEA.  The following disclosure, which is derived from the PEA, is subject to the assumptions and qualifications contained in the PEA.

Introduction

This PEA describes the Cerro Moro Project, which is located in the Deseado Department, Santa Cruz Province, Argentina. The Project is held by Extorre through its local subsidiary Estelar.

Cerro Moro consists of a series of low- to immediate-sulfidation epithermal-style veins with locally high grade gold-silver mineralization, especially in the Escondida zone. To date, NI 43-101 compliant mineral resources have been delineated in a total of 8 sectors (Escondida, Loma Escondida, Zoe, Martina, Carla, Esperanza-Nini, Gabriela, and Deborah) all of which are located within the central portion of the Cerro Moro tenements. This PEA considers the potential development options for the Project and is based upon the November, 2011, NI 43-101-compliant mineral resource estimate as prepared by Cube.

The PEA indicates that Extraction of the mineral inventory at Cerro Moro could potentially be achieved using a combination of open pit and underground (bench-and-fill) mining techniques. Treatment of the mineral inventory is proposed through a processing plant that includes a standard crushing / milling circuit, flotation and gravity recovery stages, and a Merrill Crowe (zinc cementation) circuit for the recovery of precious metals from leach solutions. Throughput rates of 1,300 tonnes per day (Option A) and 1,150 tonnes per day (Option B) are considered and compared. Metallurgical testwork completed to date has indicated very high recoveries of both gold (95%) and silver (93%) from Cerro Moro mineralization. The projected precious metal production over the life of the Project is 848,000 ounces of gold and 47.2 million ounces of silver, with economic modelling (using the base case metal price assumptions of US$ 1,320 / ounce for gold and US$ 26 / ounce for silver) indicating that gold is expected to contribute approximately 48% of the projected future revenue stream for Cerro Moro and silver the remaining 52%.

Property Location

The Cerro Moro Project comprises eighteen tenements covering an area of approximately 177 square kilometers. Sixteen of these tenements are mining claims (Manifestaciones de Descubrimiento), with the remaining two being exploration claims (Cateos de Exploracion). The Cerro Moro concessions are currently held 100% by Estelar, and are subject to a 2% NSR payable to CVSA on any future metal production. Provincial mining entity Fomicruz also possesses the right to receive a 5% participating interest in the Project once all permits required to begin production are received.

The Project is located 70 km (90 km by road) southwest of the port city of Puerto Deseado, Santa Cruz Province, southern Argentina (Figure 1). The Project area is geographically centred at approximately 48° 01’ 55” south latitude and 66° 33’ 45” west longitude. Access to the Project is via 20 km of paved road (Provincial Highway 281) from Puerto Deseado to the locality of Tellier, followed by 70 km of all-weather gravel road (Provincial Route 47) to the Project turnoff. The Project area is characterized by low altitudes (70 m to 150 m above mean sea level), flat to undulating relief, and a cool, dry climate typical of the Patagonian pampa (plains).

-69º
-68º
-67º
-66º
-46º
-47º
-48º
-49º
Sarmiento
Comodoro Rivadavia
Las Heras
Caleta Olivia
Pico Truncado
Fitz Roy
Jaramillo
Tellier
Puerto Deseado
Tres Cerros
Cerro Moro
Cerro Vanguardia Mine
Bahia Laura
Puerto San Julian
50 km
Legend
Coastal Boundary
Paved Road
Gravel Road
Track
Rio Deseado (River)
Town
Mine/Project
Estancia (Farm house)

Figure 1                      Location and Access Map (Source Extorre, 2011)

Geology and Mineralization

The polymetallic gold-silver mineralization at Cerro Moro is of the low- to intermediate-sulphidation epithermal vein type. Individual prospects vary from simple, single veins to complex vein systems with spur and cymoid loop structures. Limited quartz stockwork veinlets are also present peripheral to the main veins.

The mineralization is hosted in sub-volcanic and volcanic rocks, which are interpreted to belong to the Jurassic age Chon Aike and La Matilde Formations. In general, the Project area is composed of many structural blocks produced by a conjugate set of north-west and north-east faults. Both fault directions contain mineralized quartz veins. In the eastern and central part of the Project, north-easterly trending faults control the mineralization at the Deborah, Belen, Maria, Michelle, Barbara and Ana prospects. In the central and western part of the Project, north-westerly trending structures are the dominant control to the mineralization at the Escondida, Carla, Esperanza, Nini, Gabriela, Carolene, Lucia, Dora, Moro, Florencia, Natalia, Tres Lomas and Lala prospects. The Escondida Structure has a much larger segment of east west strike in the area of the recently discovered Zoe Shoot. Several secondary eastwest structures occur between the primary north-west structures, and these control the mineralization at the Patricia, Loma Escondida and Carlita prospects. The width of the veins varies generally from 1 to 5 m, but veins may locally attain widths of up to 10 m. The strike length of individual veins is variable, generally between 200 m and 1 kilometre. The Escondida structure has been defined by drilling for more than 8 km, and remains open along strike and also at depth.

Improved geological, structural and mineralization models developed over the past two years have led to the discovery of numerous high-grade gold-silver polymetallic veins at Cerro Moro. These base metal anomalous Au-Ag veins tend to be recessive and are represented on the surface by either very poorly outcropping quartz vein material or none at all. Extensive cover of Tertiary marine sediments and Quaternary gravels also hinder the location or extensions of some of the veins and targets.

Detailed ground magnetic survey data, coupled with IP and resistivity data, has highlighted potential targets that are initially tested via trenching and/or scout drilling, as in the case of the Escondida prospect.

Presently structures in northwest-southeast and east-west orientation are the preferred exploration targets, the latter orientation being interpreted to be due to tensional, pull apart structures resulting from minor strike-slip movement of the larger north-west structures.

The discontinuous mineralized shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of the structures. It has also been noted that the brittle, felsic units have a tendency to produce stronger stockwork style development around the main structures than the intermediate units.

Exploration

Exploration activities at the Project typically include a combination of geological mapping, geochemical sampling, geophysical surveys, and drilling. The exploration works completed since December 2010 include infill drilling and exploration drilling, Table 1 chronologically summarises all exploration work undertaken since 1st January 2011 up until 31st January 2012.

Date	Extorre Exploration Works
Jan 2011
Complete infill drilling Martina, Loma Escondida, Gabriela with the aim to convert Inferred resource category mineralization to higher confidence categories. Exploration drilling to extend Lucia, Gabriela Loma Escondida and Esperanza. Scout drilling at Carolene

Feb 2011 to end March 2011
Exploration drilling to extend Gabriela, Esperanza- Nini, Escondida far west, Michelle, Loma Escondida. Scout drilling Agostina Gabriela NW, Belen and Zoe (discovery of Zoe) Regional drilling Union domes

April 2011 to end May 2011	Infill drilling at Carla and Gabriela SE. Exploration drilling at Zoe, Tres Lomas and Gabriela. Scout drilling Agostina, Deborah parallel, Loma Escondida and Zoe extensions
June 2011 to Jan 2012
Infill drilling at Zoe, Carla, and Gabriela. Exploration drilling at Zoe, Tres Lomas, Esperanza, Escondida, Loma Escondida and Gabriela. Scout drilling Carlita, Lala, Deborah parallel, Deborah Termination Structure, Mosquito, Alejandra, Romina, Lechuzo and Belen.

Table 1       Summary of Exploration Work undertaken by Extorre - Jan 2011 to Jan 2012

Mineral Resource Estimation

The PEA includes mineral resources that are not mineral reserves and therefore do not have demonstrated economic viability.

The November 2011 mineral resource estimate for the Project is the third undertaken by Cube of Perth, and supersedes a previous estimate that was announced on August 4, 2011. The mineral resource estimates were prepared by Mr. David (Ted) Coupland, MAusIMM(CP), Director and Principal Geostatistician of Cube. Mineral resources have been classified and reported in accordance with the CIM guidelines (CIM 2011) and NI 43-101. Mr. Ted Coupland is ‘independent’ and a ‘qualified person’ as defined by NI 43-101.

Updated mineral resource estimates were compiled for the Gabriela and Esperanza prospects and maiden mineral resource estimates were compiled for the Zoe, Martina, Carla and Nini prospects. No changes have been made to the existing Escondida, Loma Escondida and Deborah mineral resource estimates.

All drilling data available as of October 10, 2011 was used for the November 2011 mineral resource estimation. Additional drilling data received subsequent to this date including geological logging and core photography was used to validate the geological interpretations where possible.

Cube has classified a substantial proportion of the Cerro Moro mineral resources as “indicated” where drill spacing is sufficient to demonstrate acceptable confidence in the geometry, continuity and grade of the mineralized zones. Surrounding areas have been classified as inferred where drill spacing is wider or where unresolved geological complexity exists.

A summary of the Cerro Moro indicated and inferred mineral resources above a cut-off of 1 ppm gold equivalent are shown in Table 2 and Table 3 respectively.

Zone	Tonnes	Gold (ppm)	Silver (ppm)	Gold Equivalent Grade* (ppm)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces**
Escondida	620,000	18.8	829.2	35.4	374,000	16,530,000	705,000
Loma Esc	44,000	18.4	919.5	36.8	26,000	1,297,000	52,000
Gabriela	1,642,000	1.5	226.1	6.0	79,000	11,936,000	318,000
Zoe	105,000	27.2	2,614.5	79.5	91,000	8,798,000	267,000
Carla	15,000	16.0	701.2	30.0	7,000	327,000	14,000
Total	2,425,000	7.4	498.8	17.4	578,000	38,888,000	1,356,000

Table 2                      Cerro Moro Indicated Mineral Resources above 1 ppm Gold Equivalent

Zone	Tonnes	Gold (ppm)	Silver (ppm)	Gold Equivalent Grade* (ppm)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces**
Escondida	508,000	4.3	164.8	7.6	70,000	2,689,000	123,000
Loma Esc	13,000	9.7	595.4	21.6	4,000	256,000	9,000
Zoe	1,248,000	4.1	280.3	9.8	167,000	11,250,000	391,000
Martina	293,000	13.0	60.3	14.2	123,000	568,000	134,000
Carla	2,000	9.5	390.4	17.3	1,000	29,000	1,000
Gabriela	331,000	1.3	219.7	5.7	14,000	2,336,000	61,000
Esperanza-Nini	1,773,000	1.8	144.3	4.7	105,000	8,226,000	270,000
Deborah	578,000	2.4	48.1	3.4	45,000	894,000	62,000
Total	4,747,000	3.5	172.0	6.9	528,000	26,249,000	1,053,000

Table 3                      Cerro Moro Inferred Mineral Resources above 1 ppm Gold Equivalent

*Gold equivalent values have been calculated by Extorre on the basis of the following parameters:

●	Long term gold price US$ 1,320/Oz
●	Long term silver price US$ 26/Oz
●	Metallurgical recovery gold 100%
●	Metallurgical recovery silver 100%

The gold equivalent grade is calculated by dividing the silver grade (ppm) by 50 (approximate ratio of gold/silver US$ value) and adding it to the gold grade (ppm).

**The gold equivalent ounces are calculated by dividing the total silver ounces by 50 and adding this value to the total gold ounces.

Preliminary Mining Studies

This PEA is based on Cube’s November, 2011, mineral resource statement for Cerro Moro which includes both indicated and inferred category mineral resources.

The reader is cautioned that the PEA is a preliminary economic assessment and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized. No mineral reserves have been estimated.

The mining study in the PEA utilizes a combination of open pit and underground mining methods. The pit underground interface is determined by optimising the net value of the (mined) mineralization after mining costs have been considered. A number of different production scenarios were considered, ranging from 1,000 tpd to 1,500 tpd. However, above 1,300 tpd it becomes progressively more difficult to sustain a consistent output with the current resource. This is due to the low tonnes per metre and very high development rates associated with narrow vein mining. Both 1,300 tpd (Option A) and 1,150 tpd (Option B) are considered sustainable with the current resource and mining methods. However, the remote location of the mine and the limited mining facilities and infrastructure in country, make it worth considering the lower production rate.

The open pits will be mined by a conventional (owner-operated) method, using backhoe excavators, front end loaders and 50t mining trucks, together with the usual auxiliary support fleet such as graders bulldozers etc to produce a total material flow of between 3.5 and 7.3 million tonnes per year for the 1,300 tpd option, and between 2.8 and 7.3 million tonnes per year for the 1,150 tpd option.

The average open pit operating cost is estimated to be US$ 2.46 per tonne of mined material for the 1,300 tpd option and US$ 2.39 per tonne for the 1,150 tpd option.

In addition to the open pit study, a portion of the underground mineral resources directly below the open pits were considered to be mined using a bench and fill system. The mining analysis carried out indicate a total of 2.3 million tonnes at 7.55 g/t Au and 425.8 g/t Ag can be considered as underground mine resources.

Underground mining at Cerro Moro will be a modified Bench and Fill method that utilizes a primary decline, spiral ramps and cross cuts to access the mineralized horizon. Mining levels are spaced 12 m apart with 8 m high stope benches. The mineralized veins are drilled using hydraulic DTH equipment and the blasted mineral is removed using remote-controlled LHD’s. The mined-out stopes are backfilled with waste from development or the surface waste dumps.

The higher grade material at Cerro Moro comprises most of the indicated resources while the material estimated to have lower grades is mostly in the inferred category. The mining plan maximises the use of the higher grade material in the early years of the Project, leaving the lower grade (inferred material) to make up the final years of production.

			pp	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Total
Combined Open Pit / Underground Mine Plan	Escondida	ktonnes	27 100	232 340	252 881	177 348	143 688	76 804	17 362				927 523
		Au g/t	19.6	14.9	12.1	13.9	13.3	12.9	10.6				13.6
		Ag g/t	1202.4	613.4	453.9	719.6	588.5	430.8	342.5				583.4
	Zoe	ktonnes		29 800	120 200	142 800	132 075	204 525	96 602	88 700	52 800	2 870	870 372
		Au g/t		9.7	7.4	7.3	8.4	7.4	9.9	9.1	4.9	6.3	7.9
		Ag g/t		914.4	648.2	475.9	580.8	626.6	685.6	737.5	286.2	159.5	603.4
	Gabriela	ktonnes			79 796	200 271	135 200	144 144	141 144	185 475	153 215	86 338	1125 584
		Au g/t			2.0	2.4	2.2	2.0	1.5	2.1	2.2	1.4	2.0
		Ag g/t			272.0	368.2	354.5	321.8	242.1	303.7	326.2	206.3	309.2
	Esperanza	ktonnes		127 066				70 717	136 867	103 466	134 602	44 635	617 353
		Au g/t		1.5				3.0	2.7	3.4	3.4	4.7	2.9
		Ag g/t		132.7				202.3	223.6	262.5	230.9	196.6	208.6
	Carla	ktonnes										13 649	13 649
		Au g/t										17.4	17.4
		Ag g/t										762.3	762.3
	Martina	ktonnes				45 300	95 600	85 500	53 500	8 300	1 661		289 861
		Au g/t				9.0	14.1	12.3	10.0	7.3	7.0		11.8
		Ag g/t				52.6	61.5	48.7	41.3	36.2	34.1		51.7
	Deborah	ktonnes									1 543	189 392	190 935
		Au g/t									2.6	3.0	3.0
		Ag g/t									60.1	68.5	68.5
	TOTAL	ktonnes	27 100	389 206	452 877	565 719	506 564	581 689	445 476	385 941	343 822	336 883	4 035 278
		Au g/t	19.6	10.1	9.1	7.8	9.2	7.0	5.1	4.1	3.1	3.4	6.9
		Ag g/t	1202.4	479.5	473.4	480.3	424.6	388.7	312.4	386.6	280.2	149.7	391.9

Table 4                      Mine Schedule Summary for 1,300 tpd (Option A)

			pp	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Total
Combined Open Pit / Underground Mine Plan	Escondida	ktonnes	27 264	212 452	296 289	229 674	118 574	33 500	9 770				927 523
		Au g/t	19.5	16.1	13.9	13.3	8.6	11.3	7.6				13.6
		Ag g/t	1196.2	915.9	528.9	426.0	338.6	454.8	406.8				583.4
	Esperanza Nini	ktonnes					28 804	168 979	136 687	103 466	134 603	44 635	617 353
		Au g/t					1.6	2.1	2.7	3.4	3.4	4.7	2.9
		Ag g/t					150.5	158.8	223.6	262.5	230.9	196.6	208.6
	Zoe	ktonnes			13 400	104 900	142 675	194 425	143 002	112 200	85 100	74 670	870 372
		Au g/t			9.6	8.5	6.3	8.3	7.5	9.6	9.5	5.1	7.9
		Ag g/t			991.5	725.8	462.0	687.2	539.9	533.6	750.8	322.4	603.4
	Martina	ktonnes				45 300	95 600	85 500	53 500	8 300	1 661		289 861
		Au g/t				9.0	14.1	12.3	10.0	7.3	7.0		11.8
		Ag g/t				52.6	61.5	48.7	41.3	36.2	34.1		51.7
	Gabriela	ktonnes			15 800	129 596	218 171	195 844	141 144	185 475	153 215	86 338	1125 584
		Au g/t			2.6	2.0	2.4	2.0	1.5	2.1	2.2	1.4	2.0
		Ag g/t			401.3	288.7	376.2	326.3	242.1	303.7	326.2	206.3	309.2
	Deborah	ktonnes									1 543	189 392	190 935
		Au g/t									2.6	3.0	3.0
		Ag g/t									60.1	68.5	68.5
	Carla	ktonnes										13 649	13 649
		Au g/t										17.4	17.4
		Ag g/t										762.3	762.3
	TOTAL	ktonnes	27 264	121 452	325 489	509 470	603 824	678 248	484 284	409 411	376 122	408 683	4 035 278
		Au g/t	19.5	16.1	13.2	9.0	6.4	5.6	4.7	4.6	4.3	3.7	6.9
		Ag g/t	1196.2	915.9	541.7	419.6	328.5	359.4	305.9	378.3	385.8	181.2	391.9

Table 5                      Mine Schedule Summary for 1,150 tpd (Option B)

A general layout for the Project is shown in Figure 2

Figure 2                      Conceptual Mine Development for Cerro Moro (Source: NCL, 2011)

Metallurgical Testwork Summary

Metallurgical test work has demonstrated that the various mineralized zones are readily amenable to cyanidation. Given the high silver to gold ratio (~60:1) a Merrill Crowe circuit was selected for precious metal recovery from solution rather than a carbon adsorption and elution circuit.

Filtration of the leached residue resulted in low filtration rates due to ultrafine clay particles in the mineralization. The mineral inventory is however amenable to thickening and counter current decantation thickening has been selected to wash the leach residue.

The inco cyanide destruction process proved successful in reducing the weak acid dissociable cyanide in the process tailings to below 8 ppm. The expected metallurgical recoveries for the mineralization are 95% for gold and 93% for silver, further testwork has been recommended to confirm recoveries for any new potential mineralized zones.

Mineral Processing and Recovery Methods

The process design targeted simplicity consistent with maximising recovery of the precious metals and the utilization of well established and proven technologies.

The comminution circuit design involves a three stage crushing circuit followed by a single stage closed circuit ball mill. Classifier overflow from the grinding circuit reports to a conventional flotation circuit to enhance recovery of gold and silver minerals for the subsequent concentrate regrind and leaching stages. The flotation tailings are to be thickened prior to being leached in a five stage leach circuit with a nominal residence time of 48 hours.

The leach residue is to be washed in a 5 stage counter current decantation (“CCD”) thickening circuit with precious metals recovered from the pregnant solution by a conventional Merrill Crowe circuit. The washed residue from the CCD thickening circuit is to undergo cyanide destruction prior to thickening and tailings disposal.

Flash flotation, centrifugal gravity and conventional flotation have been incorporated in the design to recover precious metals into a concentrate that is to be re-ground prior to intensive cyanidation leaching on a continuous basis. The leached concentrate is to be filtered and washed and the resulting pregnant solution fed to the Merrill Crowe circuit for precious metal recovery. The washed filter cake is to be repulped and returned to main leaching circuit to maximise the extraction of precious metals.

The processing plant has been designed to treat 1,300 tpd of feed with maximum head grades of 25 g/t of gold and 1000 g/t of silver. A design availability of 92% (8059 operating hours per year) for the process plant has been selected with standby equipment in critical areas. The process design criteria were developed from testwork and benchmarked data from similar projects.

Site Infrastructure

Power Supply

Electrical power is expected to be supplied to the Project via a 132 kV line that will connect to the Argentine national grid (“Sistema Argentino de Interconexion”) at a point located on National Highway 281 approximately 60 km to the north-west of Puerto Deseado and near the locality of Antonio de Biedma. From Antonio de Biedma, where a new substation would need to be constructed, the Cerro Moro High Voltage Line (HVL) would broadly follow Provincial Route 66 southwards, crossing the Deseado River in the area of Paso Gregores and then continuing southwards along Provincial Route 87 to the Estancia El Mosquito before, finally, reaching the Project (Figure 3). The proposed routing for the power line was selected on the basis of representing one of the shortest routes (72 km) between the national power grid and the Project, and for crossing the least number of third-party surface rights owners.

At the Cerro Moro site, the process plant electrical substation is expected to be equipped with a single132/33/13.2 kV step-down transformer of 12 MW capacity and associated switchgear. From this site, 13.2 kV overhead transmission lines are expected to be drawn to the various portals.

Figure 3                      Overhead Powerline Route to Cerro Moro (Source: SIEyE, 2012)

Site Access Roads

Cerro Moro site is currently accessed using existing upgraded farm tracks from provincial road 66. The alignment for a new access road from provincial road 66 direct to the process plant site has been roughly cut and partially upgraded. This access road is approximately 13 km long and will be upgraded using a mix of local gravels and road-base to provide suitable access for light vehicles and trucks for delivery of construction equipment and operating requirements.

Water Supply

Water supply to the process plant and infrastructure will be provided from water bores located to the north and east of the plant site and adjacent to the Zoe prospect. A water treatment plant will be located at the at the plant site and will provide potable water for distribution to offices, amenities and the accommodation camp.

The current water supply to Cerro Moro is transported by truck to tanks on site, this system will be held in place until such time as the borefield and water treatment plant are in operation.

Mine Infrastructure

The following buildings will be newly constructed for the Project:

●	Mine workshops.
●	Change house.
●	Training Centre.
●	Mine Warehouse.
●	Fuel storage and distribution facility

The workshop facilities will be divided into heavy and light equipment and will provide for the servicing of all mobile equipment both surface and underground. They will be supplemented with underground workshops when the mining operation is sufficiently advanced.

Magazines for open pit and underground blasting operations will be located at safe and convenient locations.

Tailings Storage Facility

The process tailings from the first two years of production will be stored in a cell to be built adjacent to the process plant. The cell will be equipped with a geosynthetic liner and facilities to reclaim and recirculate tailings in the event that initial recoveries are erratic.

A larger tailings storage facility (“TSF”) will be constructed after the mine commences production. In this case the process tailings will be stored in large shallow valley area with earth fill embankments providing the necessary enclosure. This TSF will have a geosynthetic liner to prevent seepage into the groundwater system. Surface water will be diverted around the TSF.

The tailings will be pumped from the process plant to the Cell or TSF as slurry; water will be recovered and pumped back to the process plant to minimize water consumption. The capacity of the cell will be approximately 630,000 m³ (0.9 Mt), whilst the total TSF facility will provide additional storage capacity of 2,214,000 m3 (3.3 Mt). The capacity of the two facilities comfortably exceeds the life of mine considered in the PEA.

Environmental

Table 6 shows the schedule of filing, approval, and notification dates for the 5 exploration / advanced exploration permits (Environmental Impact Statements, or EIS’s) and one development permit (Environmental Impact Assessment, or EIA) that have been approved to date by the Santa Cruz Provincial Authorities for the Project. Under Santa Cruz Provincial legislation, all environmental permits have a validity of two years and, in order to allow work to continue, must be renewed prior to their respective expiry dates. All valid environmental permits for Cerro Moro are held in the name of Extorre’s subsidiary in Argentina, Estelar.

Company	Filing Date	Grant Date	Notification Date	Expiry Date	Project Stage
MINCORP EXPL. SA	23/05/97	23/06/97	15/07/97	15/07/99	Exploration
MINCORP EXPL. SA	29/06/99	N/D	N/D	N/D	Exploration
CERRO VANGUARDIA SA	08/04/05	20/02/06	24/02/06	24/02/08	Exploration
ESTELAR RESOURCES LTD.	09/10/08	30/03/09	28/05/09	28/05/11	Exploration

ESTELAR RESOURCES LTD.	October 2010	13/12/10	15/12/10	15/12/12	Advanced Expl.
ESTELAR RESOURCES LTD.	17/09/2010	16/05/11	16/05/11	16/05/13	Development

Table 6                      Schedule of the filing of the Environmental Impact Assessment (EIA)

Capital and Operating Cost Estimates

The total initial capital investment for the mining, process plant and infrastructure for the 1,300 tpd (Option A) and 1,150 tpd (Option B), has been summarised in Table 7 and Table 8 respectively.

Category (MUS$)	Initial Capital	Sustaining Capital	Total Capital
Direct Costs
Open pit mining Equipment	29.7	3.6	33.3
Underground mining equipment & Development & Infra/Services	66.1	109.4	175.5
Plant	82.1		82.1
Tailings Storage Facility	8.1	22.3	30.4
Water Borefield	6.5		6.5
Power Supply	26.6		26.6
Camp facilities	14.5		14.5
Access roads	3.8	8.5	12.3
Mobile Equipment	3.1		3.1
Fuel Storage	1.6		1.6
Site Buildings	1.8		1.8
Assay Laboratory	2.8		2.8
Communications	0.3		0.3
Closure		5.0	5.0
Subtotal Direct Costs	246.9	148.7	395.6
Indirect Costs
EPCM, Commissioning, Temporary facilities, Initial Fill and Spares	32.9		32.9
Owners Costs	4.3		4.3
Subtotal Indirect Costs	37.2		37.2
TOTAL	284.1	148.7	432.9

Table 7                      Mine, Process Plant and Infrastructure CAPEX Summary (1,300 tpd Option A)

Category (MUS$)	Initial Capital	Sustaining Capital	Total Capital
Direct Costs
Open pit mining Equipment	19.9	11.6	31.5
Open pit pre-stripping	2.7		2.7
Underground mining equipment & Development & Infra/Services	50.9	119.5	170.4
Plant	77.4		77.4
Tailings Storage Facility	8.1	22.3	30.4
Water Borefield	6.5		6.5
Power Supply	26.6		26.6
Camp facilities	14.5		14.5
Access roads	3.8	8.5	12.3
Mobile Equipment	3.1		3.1
Fuel Storage	1.6		1.6
Site Buildings	1.8		1.8
Assay Laboratory	2.8		2.8
Communications	0.3		0.3
Closure		5.0	5.0
Subtotal Direct Costs	219.9	166.8	386.8
Indirect Costs
EPCM, Commissioning, Temporary facilities, Initial Fill and Spares	32.4		32.4
Owners Costs	4.3		4.3
Subtotal Indirect Costs	36.7		36.7
TOTAL	256.7	166.8	423.5

Table 8                      Mine, Process Plant and Infrastructure CAPEX Summary (1,150 tpd Option B)

The total process plant capital and operating costs are summarised in Table 9 and Table 10, and are shown for each year of operation due to the high variability depending on silver grades in the plant feed. The mining capital and operating costs are summarised in Table 11 and Table 12, showing sustaining capital also.

Production	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Total
Tonnes Treated (t)			375,527	436,570	436,570	436,570	480,180	480,180	480,180	480,180	429,321	4,035,278
Gold (g/t)			11.2	9.6	8.7	10.3	7.3	5.2	4.1	3.4	3.6	5.9
Silver (g/t)			547.8	482.9	523.9	461.8	413.3	332.9	362.5	275.6	174.3	345
Cost Centre	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t
Cost Centre Labour			15.93	13.7	13.7	13.7	12.45	12.45	12.45	12.45	13.93	13.34
Power			6.06	5.78	5.78	5.78	5.26	5.26	5.26	5.26	5.88	5.57
Regents and Grinding			46.79	45.2	45.85	44.93	44.21	42.85	43.41	42.1	40.58	43.92
Media Maintenance			4.01	3.45	3.45	3.45	3.14	3.14	3.14	3.14	3.51	3.36
Linings			1.51	1.3	1.3	1.3	1.18	1.18	1.18	1.18	1.32	1.26
Other			6.96	6.07	6.07	6.07	5.57	5.49	5.49	5.43	6	5.87
Total			81.26	75.49	76.15	75.23	71.81	70.36	70.92	69.55	71.22	73.32
Total Opex			30,515,324	32,956,669	33,244,806	32,843,161	34,481,726	33,785,465	34,054,366	33,396,519	30,576,242	295,854,277
Total Capex		188,390,000	1,000,000	11,160,000	1,000,000	6,800,000	1,000,000	1,000,000	7,290,000	1,000,000	5,500,000	224,140,000
Return of VAT			-24,468,000									-24,468,000
Overall Processing Costs		188,390,000	31,515,324	44,116,669	34,244,806	39,643,161	35,481,726	34,785,465	41,344,366	34,396,519	36,076,242	519,994,277

Table 9                      Process Plant Total Capex and Operating Cost Summary – 1,300 tpd Option A

Production	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Total
Tonnes Treated (t)			239,719	315,821	386,170	386,170	424,787	424,787	424,786	424,786	424,786	424,786	158,683	4,035,278
Gold (g/t)			16.5	13.2	10.4	8.0	6.5	5.2	4.6	4.3	3.8	3.7	3.7	6.9
Silver (g/t)			947.8	541.7	473.5	340.8	426.1	348.6	377.6	369.3	193.5	240.5	240.5	391.9
Cost Centre	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t	Unit Cost $/t
Cost Centre Labour			24.95	18.94	15.49	15.49	14.08	14.08	14.08	14.08	14.08	14.08	14.08	15.38
Power			7.21	6.23	5.76	5.76	5.24	5.24	5.24	5.24	5.24	5.24	5.24	5.53
Regents and Grinding			52.79	46.77	45.81	43.77	44.99	43.85	44.29	44.18	41.48	42.27	42.27	44.51
Media Maintenance			5.72	4.34	3.55	3.55	3.23	3.23	3.23	3.23	3.23	3.23	3.23	3.53
Linings			2.01	1.52	1.25	1.25	1.13	1.13	1.13	1.13	1.13	1.13	1.13	1.24
Other			10.49	8.1	6.73	6.56	6.11	6.11	6.11	6.11	6.11	6.11	6.11	6.63
Total			103.15	85.9	78.58	76.38	74.77	73.63	74.07	73.97	71.27	72.06	72.06	76.81
Total Opex			24,726,705	27,129,024	30,345,239	29,495,665	31,761,324	31,277,067	31,463,899	31,421,420	30,274,498	30,610,079	11,434,710	309,939,630
Total Capex		183,172,378	1,000,000	11,160,000	1,000,000	6,800,000	1,000,000	1,000,000	7,290,000	1,000,000	5,500,000	0	0	218,922,378
Return of VAT			-23,964,849											-23,964,849
Overall Processing Costs		183,172,378	1,761,856	38,289,024	31,345,239	36,295,665	32,761,324	32,277,067	38,753,899	32,421,420	35,774,498	30,610,079	11,434,710	504,897,159

Table 10                      Process Plant Total Capex and Operating Cost Summary – 1,150 tpd Option B

Production	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Total
Open Pit Operations
Total CAPEX		29,663,026		1,438,811	1,246,361	121,000	652,762			130,152		33,252,111
Total OPEX			14,247,923	16,154,852	16,876,700	11,744,530	16,480,915	14,633,160	16,965,551	16,106,590	10,563,936	133,774,157
Total open pit expenses		29,663,026	14,247,923	17,593,662	18,123,060	11,865,530	17,133,678	14,633,160	16,965,551	16,236,743	10,563,936	167,026,269
Underground Operations
Development	6,389,230	24,499,544	29,432,926	21,584,795	15,291,701	13,745,518	3,956,171					114,899,886
Equipment	8,917,298	13,445,590	10,761,024	9,535,523	2,260,959							44,920,395
Infraestructure and Services	2,217,525	1,033,776	495,625	186,849	71,276							4,005,049
Others	958,719	1,214,583	938,903	806,745	193,984		145,847					4,258,782
Pre-production Operation	730,304	6,678,108
Total CAPEX	19,213,076	46,871,601	41,628,479	32,113,912	17,817,920	13,745,518	4,102,019					175,492,524
Total OPEX			13,974,375	21,802,485	24,590,489	20,572,985	12,525,382	9,440,918	5,641,259	3,537,156	1,098,009	113,183,059
Total underground expenses	19,213,076	46,871,601	55,602,854	53,916,397	42,408,409	34,318,503	16,627,401	9,440,918	5,641,259	3,537,156	1,098,009	288,675,583
Return of VAT			-16,617,370									-16,617,370
Overall Mining Expenses	19,213,076	76,534,627	53,233,407	71,510,059	60,531,469	46,184,033	33,761,079	24,074,078	22,606,811	19,773,899	11,661,945	439,084,481

Table 11                      Mining CAPEX and OPEX Summary – 1,300 tpd Option A

Production	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Total
Open Pit Operations
Total CAPEX		19,914,849	1,438,811	7,109,082	966,677	1,899,123			144,672					31,503,213
Total OPEX			8,592,987	14,849,107	15,228,268	15,332,889	14,881,004	14,670,063	16,615,959	15,898,466	10,925,537	553,280	207,315	127,754,873
Total open pit expenses		19,914,849	10,031,798	21,958,188	16,224,945	17,232,012	14,881,004	14,670,063	16,760,631	15,898,466	10,925,537	553,280	207,315	159,258,086
Underground Operations
Development	6,388,412	14,029,043	28,590,497	26,642,115	16,049,003	17,360,640	5,841,683							114,901,392
Equipment	8,917,298	10,388,886	10,900,068	10,055,823	1,213,519									41,475,574
Infraestructure and Services	2,215,671	1,033,405	494,883	186,478	70,905									4,001,343
Others	958,534	961,924	950,320	849,708	107,381	25,000	145,847							3,998,715
Pre-production Operation	729,846	5,292,719
Total CAPEX	19,209,760	31,705,958	40,935,768	37,734,124	17,440,808	17,385,640	5,987,530							170,399,589
Total OPEX			11,412,791	19,122,611	20,203,059	18,760,322	12,828,793	9,288,799	5,654,859	3,619,875	1,216,225			102,017,335
Total underground expenses	19,209,760	31,705,958	52,348,559	56,856,735	37,643,867	36,055,962	18,816,324	9,288,799	5,654,859	3,319,875	1,216,225			272,416,924
Return of VAT			-12,292,908											-12,292,908
Overall Mining Expenses	19,209,760	51,620,807	50,087,448	78,814,923	53,868,812	53,287,974	33,697,327	23,958,861	22,415,490	19,518,341	12,141,762	553,280	207,315	419,382,101

Table 12                      Mining CAPEX and OPEX Summary – 1,150 tpd Option B

Economic Analysis

The PEA includes mineral resources that are not mineral reserves and therefore do not have demonstrated economic viability.

The reader is cautioned that the preliminary economic assessment is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment will be realized. No mineral reserves have been estimated.

NCL notes it is not a financial adviser, and that the models restated in the PEA are indicative only, based on NCL’s experiences. NCL has recommended that Extorre seeks its own financial and tax advice.

Economic Analysis – 1,300 tpd (Option A)

The total estimated initial capital cost of the Project is US$ 284 million (VAT included), which comprises i) US$ 247 million for all plant, infrastructure, energy, tailings dam, and open pit and underground development and mining equipment; ii) an additional US$ 37.2M for Engineering, Procurement, Construction and Management (“EPCM”) costs and owners costs. Adding sustaining capital and closure, the total capital cost for the life of the Project is estimated to be US$ 433 million.

The base case financial model assumes gold and silver prices of US$ 1,320 per ounce and US$ 26 per ounce, respectively.  Results of the discounted cash flow modelling (NPV5 and NPV10) for the 1,300 tpd throughput scenario at Cerro Moro, together with the projected internal rate of return (IRR) and payback period, are presented in Table 13.

Financial Model	1,300 tpd
NPV5 pre-tax	US$ 737.4 million
NPV5 Free cash flow (after tax)	US$ 463.2 million
NPV10 pre-tax	US$ 524.7 million
NPV10 Free cash flow (after tax)	US$ 320.1 million
IRR pre-tax	63.1%
IRR Free cash flow (after tax)	46.8%
Years to payback from start of production (at 5% discount)	1.98
Years to payback from start of production (at 10% discount)	2.16

Table 13                      Economical Evaluation Results Summary (1,300 tpd)

Economic Analysis – 1,150 tpd (Option B)

The total estimated initial capital cost of the Project is US$ 257 million (VAT included), which comprises i) US$ 220 million for all plant, infrastructure, energy, tailings dam, and open pit and underground development and mining equipment; ii) an additional US$ 36.7M for EPCM costs and owners costs.

Adding sustaining capital and closure, the total capital cost for the life of the Project is estimated to be US$ 424 million.

The base case financial model assumes gold and silver prices of US$ 1,320 per ounce and US$ 26 per ounce, respectively. Results of the discounted cash flow modelling (NPV5 and NPV10) for the 1,150 tpd throughput scenario at Cerro Moro, together with the projected IRR and payback period, are presented in Table 14.

Financial Model	1,150 tpd
NPV5 pre-tax	US$ 723.0 million
NPV5 Free cash flow (after tax)	US$ 453.8 million
NPV10 pre-tax	US$ 503.8 million
NPV10 Free cash flow (after tax)	US$ 306.8 million
IRR pre-tax	65.7%
IRR Free cash flow (after tax)	47.4%
Years to payback from start of production (at 5% discount)	1.84
Years to payback from start of production (at 10% discount)	2.03

Table 14                      Economical Evaluation Results Summary (1,150 tpd)

Sensitivity analysis was undertaken for both the 1,300 tpd and 1,150 tpd scenarios to measure the effect of variations in gold price, discount rate, total operating cost and average tax rate, for after-tax and before-tax cases. The obtained results are very solid, with positive NPVs and attractive IRR for almost all the combinations.

In these financial models contained in the PEA Extorre has assumed an accelerated depreciation schedule for the initial CAPEX of 60-20-20 (Years 1-2-3) together with recovery of the initial capital expenditure (“CAPEX”) related VAT during the first year of commercial production, both of which are allowed under Argentine legislation for mining projects. Extorre will also seek to apply for tax credits of at least US$ 50 million that relate to pre-mining exploration expenditures (but have not been included in this financial analysis).

Conclusions

Mineral Resource

The November, 2011 mineral resource estimate for Cerro Moro resulted in a significant increase to the Project mineral resource base. Of particular importance to the November, 2011 mineral resource statement was the inclusion of the high grade Zoe prospect. Updated mineral resource estimates were also compiled for the Gabriela and Esperanza prospects and maiden mineral resource estimates were compiled for the Zoe, Martina, Carla and Nini prospects. There have been no changes to the existing Escondida, Loma Escondida and Deborah mineral resource estimates.

Ted Coupland of Cube has classified a substantial proportion of the Cerro Moro mineral resources as “indicated” where drill spacing is sufficient to demonstrate acceptable confidence in the geometry,

continuity and grade of the mineralized zones. Surrounding areas have been classified as Inferred where drill spacing is wider or where unresolved geological complexity exists.

Extorre’s ongoing resource definition strategy is aimed at:

●	further infill and extensional drilling at recently discovered prospects such as Zoe, Carla, Martina, and Nini-Esperanza;
●	the conversion of existing inferred category mineral resources to indicated category; and
●	the identification of potential new mineral resources on other new and existing prospects.

Ted Coupland believes that Extorre’s ongoing resource definition and exploration strategy is well considered, appropriately funded and has a high chance of successfully fulfilling its stated aims.

Risks and Uncertainties

As with all mineral resource projects there are risks and uncertainties associated with all aspects of exploration, sampling, data collection, analytical analysis, mineral resource estimation and economic evaluation. There is a high degree of geological and resource risk associated with inferred mineral resources to the extent that there could be a significant material departure between the mineral resource estimates and reality. Reliance on inferred mineral resources when undertaking preliminary economic evaluations is risky as there is no certainty of economic viability and mineral reserves cannot be formulated. Indicated mineral resources provide more certainty as to the geological and grade continuity of the mineralized system than inferred mineral resources. Whilst indicated resources may be converted to mineral reserves by applying appropriate modifying factors, there still exists a significant degree of geological and resource complexity that may affect the economic viability of the project.

Mining Studies

The PEA is based on Cube’s November, 2011 mineral resource estimate which includes both indicated and inferred category mineral resources.

The reader is cautioned that the mining study is a preliminary assessment and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized. No mineral reserves have been estimated.

The PEA study utilizes a combination of open pit and underground mining methods. The open pit underground interface was determined by optimizing the net value of the mineralization after projected mining costs have been considered. The open pit contained mineral inventory is estimated at 1.7 million tonnes at an average grade of 6.01 g Au/t and 347.6 g Ag/t, with open pit operating costs estimated to be US$ 2.46 per tonne for the 1,300 tpd option and US$ 2.39 for the 1,150 tpd option. In addition to the open pit study, a portion of the mineral inventory lying below the open pits was considered to be mined using an underground “bench and fill”-type system. Approximately 2.3 million tonnes at 7.55 g/t Au and 425.8 g/t Ag are estimated to be exploitable using underground mining techniques.

A number of different production scenarios were considered for Cerro Moro, ranging from 1,000 tpd to 1,500 tpd. However, above 1,300 tpd it becomes progressively more difficult to sustain a consistent output with the current resource. This is due to the low tonnes per metre and very high development rates associated with narrow vein mining. Either 1,300 tpd or 1,150 tpd are considered sustainable with the current resource and mining methods.

Metallurgical Processing

A treatment plant capable of processing either 1,300 tpd or 1,150 tpd has been proposed in the PEA. The plant design incorporates both flotation and gravity recovery stages to maximise recovery from the variable mineralogy particularly of the silver minerals. Due to the high silver to gold ratios for the deposits – overall average ratio of 60:1 silver:gold – the Merrill Crowe (zinc cementation) process has been included instead of adsorption onto carbon for the recovery of precious metals from the leach solution. The plant design is intended to comply with the requirements of the International Cyanide Management Code. The processing plant has been designed to accommodate maximum head grades of 25 g/t of gold and 1000 g/t of silver. A design availability of 92% (8059 operating hours per year) for the process plant has been selected with standby equipment in critical areas. The process design criteria were developed from testwork and benchmarked data from similar projects.

The metallurgical recoveries selected for financial evaluation of the Escondida mineralized zone are 95% for gold and 93% for silver. This has been calculated from the leach extraction data for individual zones and proposed mining schedule on a weighted average basis. Where individual zones have not been subjected to metallurgical test work the leach extraction rates from a similar source were used as nominated by the client. It assumes a CCD wash efficiency of 99% and Merrill Crowe precipitation efficiency of 99%.

Preliminary Economic Assessment Results

Simple cash flow financial models were created by NCL, based on its experience, utilizing the mine production schedule, associated gold/silver grades, gold/silver recoveries estimated from the preliminary metallurgical test program, and capital and operating costs as outlined in this technical study. Base case metal prices assumed in the financial modelling were US$ 1,320/oz for gold and US$ 26/oz for silver. Total metals recovered during the life of the Project are estimated to be 848 koz Au and 47Moz Ag. A summary of the discounted cash flow modelling (NPV5 and NPV10) for both the 1,300 tpd and the 1,150 tpd throughput scenario at Cerro Moro, together with the projected IRR and payback period, are presented in Table 15.

Financial Model	1,300 tpd	1,150 tpd
NPV5 pre-tax	US$ 737.4 million	US$ 723.0 million
NPV5 Free cash flow (after tax)	US$ 463.2 million	US$ 453.8 million
NPV10 pre-tax	US$ 524.7 million	US$ 503.8 million
NPV10 Free cash flow (after tax)	US$ 320.1 million	US$ 306.8 million
IRR pre-tax	63.1%	65.7%
IRR Free cash flow (after tax)	46.8%	47.4%
Years to payback from start of production (at 5% discount)	1.98	1.84
Years to payback from start of production (at 10% discount)	2.16	2.03

Table 15                      Economical Evaluation Results Summary (1,300 tpd &1,150 tpd)

Recommendations

Recommendations for Cerro Moro are discussed in detailed in Section 26 of the PEA, however, the key recommendations for both exploration activities and development-related studies going forward include the following:

●
Continue the current well balanced drilling strategy of targeted infill drilling to increase resource confidence and extensional resource definition drilling at known prospects to add additional mineral resources;

●	Continue with exploration drilling at other encouraging known prospects;
●	Continue to update relevant mineral resource estimates for all significant mineralized zones to reflect ongoing changes to mineral resource confidence and the overall Cerro Moro mineral resource base;
●	Continue mine engineering and planning studies to define and confirm the economic viability of the Project, and move towards development stage;
●
Continue mining studies to refine the current mining model, optimize open pit and underground interface, and identify the optimum tonnage throughput that yields the best compromise between profitability and practicality;

●
Continue geotechnical test work and studies including drilling geotechnical holes parallel to the vein-strike in order to identify structures that may be parallel to exploration drilling. Continue drilling of additional geotechnical holes for open pits;

●
Carry out extended pumping tests at current bore-sites to determine sustainably flow rates, in addition to continuing prospecting for water and testing of exploration bores intersect substantive flows;

●	Refine maximum demand studies for power and progress engineering designs for construction of powerline;
●	Continue to refine designs for the Tailings Storage Facility;
●
Additional metallurgical test work, including i) test work to confirm concentrate leach extraction rates at the slurry density nominated for the design of the concentrate leaching circuit, ii) test work to optimize the consumption of the cyanide and zinc because of the significant impact these reagents have on operating cost, and iii) test work to establish the impact of thiocyanate on flotation performance because of the impact this has on the selection of the cyanide destruction process and potential to significantly increase the operating cost.

OTHER NON MATERIAL PROPERTIES

Don Sixto

The Don Sixto Project is located in the southern part of the Mendoza Province, central-western Argentina. The property lies at an altitude of 1200 meters, and the arid character of the area allows good year-round access. The property is also located close to infrastructure and basic goods and services. The property is controlled through an option agreement between an Argentinean vendor and Cognito Limited, a wholly owned subsidiary of Extorre, in which Cognito has the right to acquire the Don Sixto Project.

On June 20, 2007, legislation was passed by the Provincial government, in Mendoza Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals in the province.  The legislation effectively puts the Company’s Don Sixto project on hold, unless and until the government amends the law to allow the Company to resume exploration in the ordinary course. As a result of this legislation the Company wrote off its investment in the Don Sixto Project during the year.

Santa Cruz Regional

The Santa Cruz regional projects include Falcon, Verde, Azul, and Puntudo properties and are located in the Santa Cruz province, Argentina. Many of the properties within the regional exploration package were strategically in Patagonia, suggesting large alteration systems. The amount of subsequent exploration on these has varied, but in many cases anomalous gold mineralization has been identified. Extorre is re-examining all of these systems with a view of identifying gold and/or silver targets.The Company owns 100% of the projects and CVSA retains only a 2% net smelter return.

Fomicruz JV

In March, 2008, Estelar signed a Letter of Intent for a strategic alliance with Fomicruz, the Santa Cruz Provincial Mining Company, whereby Fomicruz will acquire a 5% equity interest in Cerro Moro upon the receipt of all permits and authorisations required for production. In parallel, Estelar may earn-in to an 80% interest (resulting in a joint venture Fomicruz 20% and Estelar 80%) in a large block surrounding Cerro Moro by spending US$ 10 million. The Fomicruz JV Block covers a total area of 63,000 Ha (630 square kilometers), and includes a possible northwestern extension of the Escondida vein.

DIVIDENDS AND DISTRIBUTIONS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future, although there are no restrictions that could prevent the Company from paying dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares without par value of which as of December 31, 2011, 92,499,439 common shares were issued and outstanding and no preferred shareswere issued and outstanding.  Shareholders are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company.  Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders after such assets have been distributed to the holders of the Company’s series 1 preferred shares, if any are then outstanding, in accordance with the Company’s by-laws.  There is no set dividend rate or dividend schedule for the common shares. The board of directors of the Company will decide if and when dividends should be declared and paid.  The Company's common shares are not subject to any future call or assessment and there are no provisions for exchange, conversion, exercise, redemption or retraction.

As of the date hereof the Company has 96,919,339 common shares issued and outstanding.

As of December 31, 2011, the Company also had outstanding stock options to purchase 10,345,213 common shares with a weighted average exercise price of $3.13 per share. As of the date hereof the Company has outstanding stock options to purchase 9,520,813 common shares with a weighted average exercise price of $3.35.

MARKET FOR SECURITIES

The Company was incorporated on December 21, 2009 and its common shares began trading on the TSX on March 24, 2010 under the symbol “XG”.

On March 14, 2011, the Company began trading its common stock on the NYSE Amex Equities under the symbol “XG”.

The following table shows the price ranges and volume traded of the Company’s common shares on the TSX on a monthly basis for the most recently completed financial year ended December 31, 2011:

Year	Month	Open	High	Low	Close	Volume
2011	January	6.290	6.650	4.230	5.050	6,757,847
	February	5.100	5.700	4.880	5.090	5,000,065
	March	5.070	6.280	5.070	5.750	6,406,109
	April	5.690	9.580	5.510	9.240	9,772,016
	May	9.180	11.060	8.450	11.110	10,959,910
	June	11.010	12.520	10.110	12.410	13,145,424
	July	12.430	14.840	11.450	12.250	6,656,925
	August	12.720	12.890	8.640	9.590	6,284,962
	September	9.590	11.270	5.960	6.130	8,522,111
	October	6.290	9.380	5.560	7.420	12,101,754
	November	7.100	9.500	7.040	9.300	10,573,547
	December	9.300	9.900	6.680	7.530	4,708,895

During the year ended December 31, 2011, the Company issued 400,000 stock options with a strike price of $8.89 per share.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation

The names and municipalities of residence, present positions with the Company and principal occupations during the past five years of the directors and executive officers of the Company as at December 31, 2010 are as follows:

Name, Position(s) with the Company (3) and Province / State or Country of Residence	Principal Occupation During the Last Five Years (4)	Period (s) Served as a Director(5)
Bryce Roxburgh Co-Chairman of the Company and Director Philippines
Co-Chairman of the Company since March 2010; President and Chief Executive Officer of Exeter Resource Corporation; Chairman of Rugby Mining Limited since January 2007 and Geological consultant from 2000-2003.
March 11, 2010 to date
Yale Simpson Co-Chairman of the Company and Director West Vancouver, British Columbia, Canada
Co-Chairman of the Company since March 2010; Chairman of Exeter Resource Corporation since September 2003; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. since March 2002; Dynasty Metals & Mining Inc. from September 2003 to October 2011; Maudore Minerals Ltd. since November 2010; Silver Quest Resources Ltd. from December 2009 to December 2011; Director of Independence Gold Corp. since December 2011 and Rugby Mining Limited since January 2007.
March 11, 2010 to date
Robert Reynolds(1)(2) Director Sydney, Australia
Chartered Accountant; Director of Exeter Resource Corporation since June 2007; Director of Rugby Mining Limited since January 24, 2007; Alacer Gold Corp. from March 2002 to August 2011 and Global Geoscience Limited since December 2007.
March 11, 2010 to date
Ignacio Celorrio Director Buenos Aires, Argentina	Lawyer with Quevedo Abogados, President of Malbex San Juan S.A., President of Minera Cielo Azul S.A., and President of Inversiones Mineras Australes S.A.	March 11, 2010 to date
James Strauss(1)(2) Director London, UK	Partner of Strauss Partners LLP.	September 9, 2010 to date
George Lawton(1)(2) Director North Vancouver, British Columbia, Canada	Chartered Accountant and Consulting Business Advisor.	September 9, 2010 to date

Name, Position(s) with the Company (3) and Province / State or Country of Residence	Principal Occupation During the Last Five Years (4)	Period (s) Served as a Director(5)
Eric Roth President, CEO and Director of the Company Santiago, Chile	President, Chief Executive Officer and Director of the Company since March 2010.	March 11, 2010 to date
Darcy Daubaras Chief Financial Officer North Vancouver, British Columbia, Canada	Chief Financial Officer of Rugby Mining Limited and Financial Manager of Exeter Resource Corporation.	N/A
Cecil Bond Vice President of Finance Langley, British Columbia, Canada
VP of Finance since March 2010; Director of the Company from December 2009 to September 2010; Chief Financial Officer of Exeter Resource Corporation since April 2005; Chartered Accountant. Since 1996 to present Director, and at various times President, CEO and CFO of Argosy Minerals Inc.; CFO of Rugby Mining Limited (formerly Carlyle Mining Corp.) from February 2007 to March 2009; Director of Rugby Mining Limited since March 2009; Director and officer of various private companies
N/A
Louis Montpellier Senior Vice President Vancouver, British Columbia, Canada
Senior Vice President of the Company since March 2010; Director of the Company from March 2010 to September 2010; Vice President Corporate Development of Exeter Resource Corporation since February 2010; Mining lawyer; Partner Gowling Lafleur Henderson LLP from April 2001 to February 2011.
N/A

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(4)
The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by (directly or indirectly or over which control or direction is exercised) has been furnished by the respective individuals.

(5)	Each director ceases to hold office at the close of the next annual meeting of shareholders.

At December 31, 2011, the Company's directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, a total of 6,467,200 shares, representing 7.0% of the Company’s common shares.  As at the date of this AIF, the Company’s directors and executive officers, as a group, beneficially owned, controlled or directed, directly or indirectly, a total of 7,166,900 shares, representing 7.39% of the Company’s common shares.

CONFLICTS OF INTEREST

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

LEGAL PROCEEDINGS

Except for the following two actions, the Company is not a party to any legal proceedings, nor to the knowledge of management, are there any legal proceedings which may materially affect the business and affairs of the Company.

The Company is engaged in a constitutional challenge of the anti-mining legislation in Mendoza Province, Argentina. On July 20th, 2007, Cognito filed a lawsuit at the Supreme Court of Mendoza, against the Government of the Province of Mendoza. The named parties in the lawsuit are Cognito Limited and Martin Carotti vs. Mendoza Government. The claim requests a constitutional challenge of the anti-mining legislation put forth by the Mendoza government. Currently the lawsuit is in the stage of production of evidence.

Under Argentine foreign exchange control regulations 30% of any funds brought into the country by way of loans are required to be placed on deposit with the Argentine Central Bank (the “Central Bank”) for one year after they are brought into the country except under certain exemptions one of which is where funds are brought into the country for exploration purposes. The Company’s Argentinean Branch, Cognito utilized that exemption in bringing funds into Argentina.  Cognito understands that the Central Bank’s interpretation of the regulations is that value added taxes and other taxes paid on exploration expenditures does not qualify for the exemption and has consequently charged  it, together with certain of its representatives with a breach of the foreign exchange laws relating to funds brought into the country in 2006. The charge is that an amount of US$ 7,300 should have been deposited with the Central Bank to comply with the regulations. Under the penalty provisions a fine of up to US$ 73,000 and the suspension for up to 10 years from operating in the currency exchange may be imposed if found guilty.  At this time Cognito and its representatives are defending against the charge.  The charge against Cognito does not affect the activities of Estelar which owns and operates the Cerro Moro Project.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of the Company. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. Such directors or officers in accordance with applicable laws will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

During the current financial year and since incorporation no director, executive officer or person or company that beneficially owns, controls or directs, directly or indirectly more than 10% of the shares of the Company or any associate or affiliate of such persons or companies had any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

TRANSFER AGENT

The Company’s transfer agent for its common shares is Computershare Investor Services Inc., at its Vancouver, B.C. office. Computershare Investor Services United States acts as the co-transfer agent for US purposes.

MATERIAL CONTRACTS

The list below are contracts which management currently considers to be material to the Company and its assets and operations:

●	Exploration and Option Agreement among Cerro Vanguardia Sociedad Anonima, Estelar and Extorre dated December 30, 2003; and
●	Fomicruz Agreement between Estelar and Fomento Minera de Santa Cruz Sociedad del Estado dated March 3, 2009 see “Cerro Moro Project – Principal Project - Acquisition Terms”.

INTEREST OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the report, valuation, statement or opinion made by the person, firm or company.

Name(1)	Description	Interest in the Company(2)
Carlos Guzmán Mining Eng, Registered Member of the Chilean Mining Commission	Co-authored the PEA	None
David (Ted) Coupland(3) MAusIMM(CP) Cube Consulting Pty Ltd.	Co-authored the PEA	None
Bill Gosling(3) BSc Eng, MBA, FAUSIMM	Co-authored the PEA	None
Anthony Sanford BSc, MBA, SACNASP Pr.SciNat.	Co-authored the PEA	None
Krishna Sinha P. Eng Utah	Co-authored the PEA	None
Michael Gabora P. Geo Ontario	Co-authored the PEA	None

Notes:
(1)	None of the experts identified above is or is expected to be elected or appointed or employed as a director, officer or employee of the Company.
(2)
Refers to all registered and beneficial interests, direct or indirect, in any securities or other property of the Company or its associates or affiliates (a) held by the expert while preparing the report, (b) received by the expert after preparing the report or (c) to be received by the expert.

(3)	In addition, each of the authors has prepared or certified additional reports during the Company’s most recently completed financial year end.

PricewaterhouseCoopers LLP are the auditors who issued the auditor’s report for the Company’s annual financial statements for the financial years ended December 31, 2011 and 2010. PricewaterhouseCoopers LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

AUDIT COMMITTEE

The Audit Committee is appointed by the board of directors of the Company to oversee the accounting and financial reporting process of the Company, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Company’s Audit Committee Charter is attached as Appendix 1 hereto.

As at the date hereof, the Audit Committee is composed of: George Lawton, Robert Reynolds and James Strauss, all of whom are “financially literate” and “independent” within the meaning of National Instrument 52-110 – Audit Committees.

Mr. Lawton, Chairman of the Audit Committee is a Chartered Accountant with more than 20 years of financial experience in companies in diverse industries. His experience includes all aspects of financial reporting and accounting (external and internal), M&A integration, balance sheet restructuring, financial planning, and debt financing.  Most recently he was the Senior VP of Operational Finance for Uranium One Inc. where he was responsible for management reporting, financial planning, internal audit, enterprise risk management, and information technology.

Mr. Reynolds is a Chartered Accountant with over 35 years’ experience in commerce and practice, and with over 25 years in the mining industry, which provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr. James Strauss has worked for 25 years as a stockbroker in the city of London, specializing in the corporate resource arena. Having left BMO Capital Markets as Managing Director of the UK branch in 2009, Mr. Strauss is currently a Director of Strauss Partners. Mr. Strauss has raised in excess of $1 billion in recent years for projects spanning the globe in both the energy and mineral sectors from institutions in North America, Australia and Europe. Mr. Strauss is also a committee member of the Association of Mining Analysts.

Audit Fees, Audit-Related Tax and All Other Fees

The following table sets out the aggregate fees billed by the Company’s external auditor for the two most recently completed financial years.

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2011	$108,950	$64,500	Nil	Nil
2010	$120,500	$26,000	Nil	Nil

(1)	The aggregate fees billed by the Company’s external auditor for audit services.
(2)	The aggregate fees billed by the Company’s external auditor for assurance and services relating to the 20F registration.
(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)	Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years.

ADDITIONAL INFORMATION

Additional financial and other information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2011 which can be found on SEDAR at www.sedar.com and on EDGAR website at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s information circular dated May 2, 2011 for its 2011 annual meeting of shareholders held on June 9, 2011.

Copies of the above document and this AIF are also available upon request to the Chief Financial Officer of the Company at its corporate head office.

Appendix 1

Charter of the Audit Committee of the Board of Directors
of Extorre Gold Mines Limited (the “Company”)

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.  In addition to other duties that the Board may from time to time assign to it, the Audit Committee’s primary duties and responsibilities are to:

1.
Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

2.
Review recommendations made by the external auditors of the Company, report to the Board with respect thereto and with respect to external audit reports of the Company, and take any necessary actions in connection therewith.

3.
Consult with the external auditors~~,~~ senior management of the Company and such other advisers as the Audit Committee may deem necessary regarding their evaluation of the adequacy of the Company's "internal controls over financial reporting" and "disclosure controls and procedures" (as such terms are defined by the Securities and Exchange Commission (the “SEC”)) or any other such regulatory body having jurisdiction over the Company, and make specific recommendations to the Board in connection therewith.

4.
Review the external audit reports of the Company and the Company’s financial statements, MD&A and if required, annual and interim earnings press releases and discuss such information with the external auditor before the Company publicly discloses this information.

5.
Be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures.

6.	Review periodically the Company’s Code of Ethics and the Company’s program to monitor compliance therewith.

7.
Review and reassess the adequacy of this Charter on an annual basis in accordance with applicable audit committee requirements of the SEC, the American Stock Exchange (“AMEX”), the Toronto Stock Exchange (“TSX”), the Canadian Securities Administrators (the “CSA”) and any other such regulatory body having jurisdiction over the Company.

8.	Review and evaluate at least annually its own performance and effectiveness.

Article 2 – Membership

1.	The Audit Committee shall consist of no fewer than three directors as determined by the Board.

2.
All of the members of the Audit Committee shall meet the applicable independence and experience requirements as required by any legislation applicable to the Company, including the Sarbanes-Oxley Act of 2002, TSX, SEC and AMEX rules, and National Instrument 52-110 Audit Committees (“MI 52-110”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Corporation’s securities are listed as in effect from time to time.

3.	The members and Chairperson of the Audit Committee shall be appointed and may be removed by the Board.

4.	Each member of the Audit Committee shall in the judgment of the Board, have the ability to read and understand the Company’s basic financial statements.

5.	One of the members of the Audit Committee shall be an “audit committee financial expert” pursuant to the requirements of the SEC and AMEX.

Article 3 – Meeting

1.
The Audit Committee will meet as often as it determines, but on at least a quarterly basis. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

2.	The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

3.	The external auditors may be present at each audit committee meeting at the request of the Chairman, and be expected to comment on the financial statements in accordance with best practices.

4.	Minutes of the proceedings of all meetings will be kept.

Article 4 - Pre-Approval of Non-Audit Services

The Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Company by the external auditors, subject to any exceptions provided in the Securities Exchange Act of 1934, as amended, and the rules of the SEC promulgated thereunder.

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor.  The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 5 - External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The

Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 6 - External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

1.
Be directly responsible for the appointment and compensation (subject to any necessary shareholder approval), retention and oversight of the work of the Company's external auditors and the external auditors shall report directly to the Audit Committee.

2.
Ensure receipt of an annual formal written statement from the Company's external auditors delineating all relationships between the external auditors and the Company and discuss with the external auditors any such relationships that may impact the objectivity and independence of the external auditors; and take appropriate action to oversee the independence of the external auditors.

3.
Assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the SEC and AMEX.

4.	Set clear hiring policies for partners and employees or former partners and employees of the present and former external auditors of the Company.

5.	Be satisfied that the Company has adopted procedures to ensure proper review and oversight of all related-party transactions, as such term is defined by the rules of the AMEX or if applicable TSX.

6.	Review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have.

7.
Before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

8.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting.

9.
Obtain and review annually, where considered necessary, prior to the filing of the Company's Annual Financial Statements and Annual Report on Form 20-F, a report from the external auditors describing (a) all critical accounting policies and practices used or to be used in the Company's year-end financial statements (b) all alternative treatments, related to material items, allowed within International Financial Reporting Standards that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and (c) other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences, and discuss with the external auditors any material issues raised in such report.

Article 7 - Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 8 - Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters.  The Audit Committee will from time to time establish guidelines for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee will further review periodically with management these guidelines and, if appropriate, any significant complaints received, to the extent required by the Sarbanes-Oxley Act of 2002 or MI 52-110 or the rules of the SEC, AMEX, TSX or the CSA. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential.  The Company will not condone any retaliation for a complaint made in good faith.